

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



02027877

NO ACT
P.E 1-17-02
1-05647

March 25, 2002

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, California 90245-5012

Act 1934
Section
Rule 14A-8
Public Availability 3/25/2002

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

Dear Mr. Normile:

This is in response to your letters dated January 17, 2002, February 20, 2002 and March 4, 2002 concerning the shareholder proposal submitted to Mattel by John Gilbert. We also have received letters on the proponent's behalf dated January 20, 2002, January 25, 2002, February 1, 2002, February 16, 2002, March 1, 2002 and March 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Gilbert
29 E. 64th Street
New York, NY 10021-7043

063276



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of John Gilbert

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation (the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders (together, the "Proxy Materials") the proposal (the "Proposal") submitted to the Company by John Chevedden, purportedly on behalf of John Gilbert, by facsimile on December 10, 2001. A copy of the Proposal and accompanying cover letter, dated December 9, 2001 (the "Cover Letter"), is attached hereto as Attachment A. The Cover Letter states that Mr. Chevedden (the "Proponent") is representing Mr. Gilbert with regard to the Proposal.

Christopher O'Brien, Vice-President – Assistant General Counsel, and Norman Gholson, Senior Counsel, acting on behalf of the Company, placed a telephone call to Mr. Gilbert to discuss the Proposal on December 18, 2001, and spoke with Mr. Gilbert's executive assistant (who stated that Mr. Gilbert was unavailable). On December 20, 2001, the Company sent Mr. Chevedden a letter (the "Procedural Deficiencies Letter") setting forth the various respects in which he failed to meet the procedural and eligibility requirements of Rule 14a-8(b), which is attached hereto as Attachment B. The Company received a response from Mr. Chevedden on January 2, 2002 ("Mr. Chevedden's Response"), which is attached hereto as Attachment C.

The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for the reasons set forth in this letter.

I. The Proposal

The Proposal states:

> "Mattel shareholders request our company adopt a bylaw to prevent enacting or maintaining any poison pill unless such poison pill has been previously approved by a majority shareholder vote."

The supporting statement of the Proposal also includes the following sentence, which seems to add an additional requirement to the Proposal:

> "This unified policy includes that the company not make any special solicitation on this topic as a shareholder ballot item – unless there is a formal notice of solicitation to the Securities and Exchange Commission by a party opposed to the board's position on this topic."

II. Reasons for Omission

The Company believes that it may omit the Proposal for each of the following reasons: (1) the Proposal, if implemented, would violate state law and therefore the Proposal may be excluded under Rule 14a-8(i)(2); (2) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and (3) the Proposal contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The reasons for our conclusions in these regards are more specifically described below.

A. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(2) Because, If Implemented, It Would Violate Delaware Law

A shareholder proposal may be omitted under Rule 14a-8(i)(2) if its implementation would violate applicable state law. As the attached opinion of the Delaware law firm of Richards, Layton & Finger (the "Delaware Counsel Opinion," attached hereto as Attachment D) makes clear, that is precisely what would result if the Proposal were to be implemented.

We will briefly summarize the specific ways the Proposal violates Delaware law, while the Delaware Counsel Opinion will provide a detailed discussion of the issues. Further, it is noted that this position is consistent with the Staff's most recent consideration of this issue in General Dynamics Corp. (Mar. 5, 2001), in which the Staff permitted the registrant to exclude a substantially identical proposal (which incidentally also was submitted by Mr. Chevedden) for the same reasons set forth below. In short, and as discussed in more detail below and in the Delaware Counsel Opinion, the Proposal may be omitted because it conflicts with fundamental principles of Delaware law.

1. *Delaware Law Grants The Board Of Directors The Exclusive Authority To Manage The Company*

Section 141(a) of the Delaware General Corporation Law (the "DGCL") states:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may otherwise be provided in this chapter or in its certificate of incorporation. 8 Del. C. § 141(a).

Delaware courts have consistently acknowledged that the authority to manage a corporation's affairs resides with the directors. The Supreme Court of Delaware holds as a "cardinal precept of the General Corporation Law of the State of Delaware," that directors alone are entrusted with the obligation of managing the corporation. Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). In fact, directors, as fiduciaries to the corporation and its shareholders, have the duty to exercise diligently their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. See Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). "The corporation law [of Delaware] does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares." Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 19835, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1990).

As the Delaware Counsel Opinion makes clear, Delaware courts have a long and uncontradicted history of protecting a board's authority to manage the corporation. It is well established that the adoption and maintenance of a rights plan is within the myriad powers specifically within the director's purview. See Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173, 181 (Del. 1986) (dealing with the adoption of defensive measures generally); Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (dealing with the adoption of rights plans specifically). Consistently, the Delaware courts have recognized that the adoption of a rights plan "is an appropriate exercise of managerial judgement...." Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch.), aff'd, 500 A.2d 1346 (Del. 1985).

The concept of depriving directors of their ability to manage the corporation is clearly contrary to the well settled body of case law that exists in Delaware.

2. *Implementation of the Proposal Would Contravene The Explicit Language of the Delaware General Corporation Law And The Company's Restated Certificate Of Incorporation*

Section 157 of the DGCL states:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

See 8 Del. C. § 157 (emphasis added).

By its terms, Section 157 authorizes a board of directors to create and issue rights or options entitling the holders to purchase from the corporation any shares of its capital stock. It should be noted that unlike other DGCL provisions, such as amendments to the certificate of incorporation, mergers, sales of assets, and dissolution, Section 157 does not set forth any powers that can be exercised by shareholders. Indeed, the only available limitation to the authority granted by Section 157 would be any set forth in the corporation's certificate of incorporation. Section 157 grants the power and authority to create and issue any rights to the board of directors only, subject only to any restraints that may be contained in the certificate of incorporation. Neither the shareholders nor the bylaws of a corporation are afforded any right to dictate or control this process.

Additionally, the Proposal, if implemented, would appear to preclude the Company's Board of Directors from soliciting shareholder approval of a rights plan in the future unless a stockholder elects to solicit votes in opposition to such a proposal. By not only prohibiting the Board of Directors from adopting a rights plan without shareholder approval, but also restricting the ability of the Board of Directors to seek and obtain that shareholder approval, the Proposal impermissibly limits the Board of Directors' ability to exercise its fiduciary duties in connection with the adoption of a rights plan, in violation of Delaware law. See e.g., ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 105

(Del. Ch. 1999) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable") (quoting Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994)).

For all of the reasons set forth above and in the Delaware Counsel Opinion, the Proposal, if implemented, would violate the law of Delaware and therefore should, pursuant to Rule 14a-8(i)(2), be omitted from the Proxy Materials.

B. The Proposal May Be Omitted Pursuant to Rule 14a-8(f) Because Mr. Chevedden Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

The Company believes that Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8. Mr. Chevedden is not a shareholder of Mattel and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 14a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy statement.

The Commission's shareholder proposal rules have always included a requirement that the person submitting the proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in the proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.
>
> Release No. 34-20091 (Aug. 16, 1983).

With respect to the Company, Mr. Chevedden is a shareholder activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company, and has demonstrated a pattern over the past three years of submitting proposals to the Company ostensibly on behalf of other people who are shareholders of the Company. To our knowledge, such shareholders have not attended the annual meetings at which Mr. Chevedden has presented proposals. The Company believes that

Mr. Chevedden is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by purportedly having actual shareholders of the Company appoint him as their proxy.

There is a marked contrast between a shareholder who appoints another person as his or her proxy in order to acquire the proxy's advice, counsel and experience in addressing the shareholder's concerns with the company, on the one hand, and a shareholder who lends his or her status as a shareholder to an activist in order to permit the activist to further the activist's own agenda, on the other hand. While the former might be permissible, the latter clearly should not be, as it directly contravenes the intent of the eligibility requirements of Rule 14a-8.

We understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in which he was truly acting as a proxy for interested shareholders. We believe, however, that an examination of the facts and circumstances of this case indicate that the Proposal is the work of Mr. Chevedden alone, and that the actual shareholder in this case, Mr. Gilbert, is only the nominal proponent. We believe that this situation is analogous to the situation recently presented in TRW, Inc. (Jan. 24, 2001), in which the Staff granted no-action relief to a registrant that received a proposal from Mr. Chevedden, where Mr. Chevedden was purportedly acting as a proxy for a TRW shareholder.

In TRW, the registrant received a proposal from Mr. Chevedden, who was not himself a shareholder of TRW, purportedly on behalf of a person who actually owned TRW shares. The Staff in TRW ultimately concluded that Mr. Chevedden was the true proponent of the proposal, and that the proposal could be excluded because Mr. Chevedden was not eligible under Rule 14a-8(b) to submit the proposal. In reaching this conclusion the Staff noted three factors, among others, that contributed to its assessment that the true proponent of the proposal was Mr. Chevedden: (i) that the actual shareholder had indicated that Mr. Chevedden had drafted the Proposal, (ii) that the actual TRW shareholder had stated to the Company that he was acting to support Mr. Chevedden and the efforts of Mr. Chevedden, and (iii) that the actual TRW shareholder became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to an inquiry by Mr. Chevedden on the internet for TRW shareholders.

We believe that similar factors are present in this case. We believe that it is clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style and format of the Proposal, including the distinctive style of utilizing unattributed quotes and even the type font, is identical to the style and format used by Mr. Chevedden in the proposal that he submitted to the Company during the 2001 proxy season. The Proposal was sent to the Company via facsimile directly from Mr. Chevedden along with another proposal, purportedly on behalf of a different shareholder, that utilizes the same style and format. The Cover Letter, although signed by Mr. Gilbert, utilized the same type font as the Proposal, and, as in TRW, made no mention of any specifics of the Proposal itself.

When the Company attempted to contact Mr. Gilbert by telephone to discuss the Proposal, the Company spoke with Mr. Gilbert's executive assistant, who indicated that Mr. Gilbert no longer travels to annual meetings and is not as involved in the stockholder proposal process as he once was. In the telephone conversation with Mr. Gilbert's executive assistant, the Company expressed a desire to discuss the Proposal with Mr. Gilbert, and at the executive assistant's request, the Company sent a facsimile to Mr. Gilbert's attention inviting him to contact the Company to discuss the Proposal. To this date Mr. Gilbert has not contacted the Company. Although the Company noted in its Procedural Deficiencies Letter that it did not believe Mr. Gilbert was the true proponent of the Proposal, Mr. Chevedden's Response (which also responded to the procedural deficiencies of another proposal that Mr. Chevedden had submitted, also purportedly on behalf of a Mattel shareholder) was signed only by Mr. Chevedden, and did not include any confirmation from Mr. Gilbert that he was the true proponent.

The other evidence that Mr. Chevedden is the source of the Proposal is also strong. Mr. Chevedden has submitted similar proposals, including supporting statements that include some of the same sentences as those in the supporting statement of the Proposal in this case, to other registrants. Most tellingly, the same sentences appear regardless of the identity of the stockholder whom Mr. Chevedden names as a proponent. For example, a similar proposal was submitted by Mr. Chevedden on behalf of Ray T. Chevedden and Veronica G. Chevedden to Raytheon Company in 2001. See also General Motors Corp. (Mar. 27, 2001) (involving a proposal, submitted by Mr. Chevedden on behalf of himself, that is very similar to the Proposal in this case).

In fact, organizations that monitor shareholder proposal activity have attributed various proposals to Mr. Chevedden in circumstances in which he purported to act as a proxy for named shareholders. On its web site, the Corporate Library lists under Mr. Chevedden's name several shareholder proposals for the 2000 proxy season (including proposals submitted to Raytheon, PG&E and EDS), as to which Mr. Chevedden was ostensibly acting as a proxy on behalf of named shareholder. The Council of Institutional Investors likewise lists under Mr. Chevedden's name several proposals submitted by Mr. Chevedden purportedly on behalf of named shareholders.

Although Mr. Chevedden has submitted proposals to various registrants through Mr. Gilbert on previous occasions, we believe that the focus of the inquiry should be on whether the proposal was brought at the initiative of the actual shareholder of a registrant, as opposed to the initiative of a non-shareholder. For the reasons set forth above we believe that, as was the case in TRW, the genesis of the proposal was with a non-shareholder of the registrant – Mr. Chevedden.

The Company must note that this is not the first time that Mr. Chevedden has exercised bad faith in his dealings with the Company. During the 2001 proxy season Mr. Chevedden submitted a proposal to the Company, with regard to which the Company sought, and received, no-action relief. Mr. Chevedden then submitted no fewer than seven proposals which he sought to raise at the 2001 annual meeting outside of the Rule

14a-8 process. Although all of Mr. Chevedden's submissions failed to comply with the Company's advance notice bylaw and were therefore not eligible to be considered for a vote, and the Company so informed him, the Company agreed nevertheless to allow Mr. Chevedden a block of time at the annual meeting to discuss his corporate governance issues. In an additional effort to be responsive to Mr. Chevedden's concerns, the Company met with Mr. Chevedden prior to the annual meeting to discuss Mr. Chevedden's corporate governance concerns. When the annual meeting took place later that year, however, Mr. Chevedden refused to wait his turn to speak, created a disturbance, and, after repeated requests from the Chairman of the Company to wait his turn, had to be removed from the meeting (when the Chairman finally requested the Company's security personnel to remove Mr. Chevedden from the meeting, the stockholders applauded the Chairman's action). The Company respectfully asks the Staff not to reward Mr. Chevedden's continued bad faith by allowing him to continue to misuse the shareholder proposal rules.

In its Procedural Deficiencies Letter, the Company noted to Mr. Chevedden that the Company believed that he, and not Mr. Gilbert, was the actual proponent of the Proposal. The Company noted to Mr. Chevedden that he was not a record holder of Company stock, and asked him to provide proof that he was a beneficial owner of the requisite amount of Company stock. He has not done so, and the 14-day period for correction under rule 14a-8(f)(1) has now lapsed. Therefore, the Company believes that the showing of eligibility required by Rule 14a-8(b) has not been satisfied and that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

C. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because it Violates the Proxy Rules

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As we will demonstrate with specific examples in the paragraphs that follow, the Proposal is filled with statements that are false and misleading. Mr. Chevedden has frequently been ordered by the Staff to correct mistatements in his proposals. See, e.g., General Motors Corporation (Apr. 10, 2000); Honeywell International (Mar. 2, 2000). For ease of reference, the Company's discussion of examples of the various unsupported and/or inaccurate statements in the Proposal follows the order in which such statements are made in the Proposal.

- The Paragraph Following the Bold-Text Heading "A formal check & balance on unilateral re-adoption of a poison pill". Mr. Chevedden asserts that "certain influential investors believe that shareholders can benefit from a bylaw to establish this topic as a formal unified policy." Mr. Chevedden does not identify these "certain influential investors," however, and does not give the Company any opportunity to verify the accuracy of Mr. Chevedden's claim. Mr. Chevedden makes a similar unattributed claims in the first sentences following the bold-text headings "Institutional Investor Support" and "Institutional Investor Support for this Topic."

- The Paragraph Following the Bold-Text Heading "Negative Effects of Poison Pill on Shareholder Value". Mr. Chevedden asserts that "a study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits." Mr. Chevedden fails to provide any citation to this study.

- The First Sentence Following the Bold-Text Heading "Additional Support for this Topic". Mr. Chevedden quotes or paraphrases Power and Accountability by Nell Minow and Robert Monks for the principle that "[p]ills adversely affect shareholder value." Mr. Chevedden cites to no page number or numbers to which a reader can refer to verify his assertion. The Company notes that in Raytheon Co. (Feb. 26, 2001) Mr. Chevedden included a similar quotation/paraphrase from the same book and that quotation was excluded.

- The Paragraph Following the Bold-Text Heading "Institutional Investor Support". Mr. Chevedden fails to provide any support for his statement that "this topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000." The Company has noticed that Mr. Chevedden has presented a different version of this statistic in his proposals to other registrants, see, e.g., General Motors (Mar. 27, 2001) ("57% shareholder approval from shareholders at 24 major companies in 2000").

In this case, the Company believes the omissions and defects in the Proposal are so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that Mr. Chevedden should be required to correct the deficiencies described above. The Company would appreciate an opportunity to check and, if appropriate, challenge the remainder of the currently unsubstantiated claims in the Proposal.

III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials for the reasons set forth above. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal.

By copy of this letter, the Company notifies Mr. Chevedden and Mr. Gilbert of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)
Mr. John Gilbert (w/attachments)

Attachment A
Facsimile from Mr. Chevedden to the Company
Dated December 10, 2001

John Gilbert
29 E. 64th Street
New York, NY 10021-7043

FX: 310/252-3871

Mr. Robert Eckert
Chairman
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245

Dear Mr. Eckert and Directors of Mattel, Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be



Dear Mr. Eckert and Directors of Mattel, Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John Gilbert
Shareholder
And for Shareholders
Minnie Gilbert
Ruffy Corp.

12/09/01
Date

cc:
Robert Normile
Corporate Secretary
FX: 310/252-2179

To: Robert Eckert, Chairman, Mattel, Inc. (MAT)
December 10, 2001

---

4 – SHAREHOLDER VOICE ON POISON PILLS
[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

This 2002 rule 14a-8 proposal is submitted by John Gilbert, 29 E. 64th Street, New York, NY 10021-7043.

Mattel shareholders request our company adopt a bylaw to prevent enacting or maintaining any poison pill unless such poison pill has been previously approved by a majority shareholder vote.

A formal check & balance on unilateral re-adoption of a poison pill
Certain influential institutional investors believe that shareholders can benefit from a bylaw to establish this topic as a formal unified policy. Although a poison pill can be rescinded, or allowed to expire, we as shareholders can benefit through formal bylaw protection that the Board will not unilaterally readopt the recent poison pill or adopt a more burdensome poison pill on short notice. This unified policy includes that the company not make any special solicitation on this topic as a shareholder ballot item – unless there is a formal notice of solicitation to the Securities and Exchange Commission by a party opposed to the board's position on this topic.

Negative Effects of Poison Pills on Shareholder Value
A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Additional Support for this Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  By Nell Minow and Robert Monks

- The Council of Institutional Investors www.cii.org recommends shareholder approval of all poison pills.

- Mattel is 64%-owned by institutional investors.

Institutional Investor Support
Many institutional investors support this well-established topic. This topic won a 57% average yes-no vote ratio from shareholders at 26 major companies in 2000. A number of these 26 companies have 40% to 60% institutional investor ownership.

Institutional Investor Support for this topic
Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be

able to vote on whether it is appropriate. I believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

Institutional investors have the advantage of a specialized staff with specialized resources, long-term focus, a binding fiduciary duty and independent perspective to thoroughly study the issues involved in this topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have given shareholders a meaningful vote on this topic. Our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOICE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Attachment B
The Company's Procedural Deficiencies Letter
Dated December 20, 2001



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT,
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567 3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

December 20, 2001

VIA OVERNIGHT COURIER AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

Dear Mr. Chevedden:

I am in receipt of a letter dated December 9, 2001 (the "Letter") which you transmitted from your facsimile number to Mr. Robert Eckert, Chairman of the Board and Chief Executive Officer of Mattel, Inc. ("Mattel") on December 10, 2001. The Letter contains a proposal (the "Proposal") submitted for inclusion in Mattel's next proxy statement. The Letter was followed the same day by another proposal transmitted to Mr. Eckert from your facsimile number. The Letter, which appears to have been drafted by you, purports to bear the signature of a Mr. John Gilbert and states that you are his proxy to "act on [his] behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting."

There are a number of eligibility and procedural defects with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

We believe that you, rather than Mr. Gilbert, are actually the proponent of the Proposal. We note that you appear to have a practice of recruiting stockholders to act as the nominal proponents of proposals that have actually been drafted and are actually being made by you, and we are concerned that this practice is an abuse of the stockholder proposal process.

Because we believe that you are actually the proponent of the Proposal, we are setting forth the procedural deficiencies that would apply if you were the proponent. In addition, we are setting forth the procedural deficiencies that would apply if Mr. Gilbert were deemed to be the proponent of the Proposal.

I. PROCEDURAL DEFICIENCIES IF YOU ARE THE PROPONENT OF THE PROPOSAL

First, the Letter is defective in that it fails to prove your ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own.

We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of your eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that you have been a beneficial holder of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, the Letter is defective in that it fails to include a written statement, required by Rule 14a-8(b), that you intend to continue to hold the requisite amount of Mattel securities through the date of Mattel's 2002 annual meeting of stockholders.

Third, Mattel regards your submission of the Proposal and the proposal submitted by you purportedly on behalf of Mr. and Mrs. Bernard Schlossman, dated December 10, 2001, as two proposals submitted by you and therefore in violation of Rule 14a-8(c), which provides that a shareholder proponent may submit no more than one proposal for inclusion in our proxy materials. You can cure this defect by notifying us in writing which of the two ostensibly separate proposals you elect to advance and by withdrawing the other.

II. PROCEDURAL DEFICIENCIES IF MR. GILBERT IS DEEMED TO BE THE PROPONENT OF THE PROPOSAL

First, the Letter is defective in that it fails to prove ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that Mr. Gilbert is not currently shown as a registered holder of any shares of Mattel stock. If Mr. Gilbert is a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of his eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, Mr. Gilbert held the securities for at least one year or (2) if Mr. Gilbert has filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that Mr. Gilbert has been a beneficial holder of Mattel shares for the required period. Thus, Mr. Gilbert's beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, we note that under Mr. Gilbert's signature on the Letter appear the words "John Gilbert / Shareholder / And for Shareholders / Minnie Gilbert / Ruffy Corp." The Letter fails to indicate the nature of Mr. Gilbert's ability to sign on behalf of Minnie Gilbert or Ruffy Corp., and the Letter is not signed by either Minnie Gilbert or Ruffy Corp. If it is your contention that Minnie Gilbert or Ruffy Corp. are also proponents of the Proposal, we will require a written statement from them to that effect. If Mr. Gilbert is authorized to sign on behalf of either Minnie Gilbert or Ruffy Corp., the written statement must indicate the capacity in which Mr. Gilbert is signing on their behalf.

Third, we have been informed by our transfer agent that neither Minnie Gilbert nor Ruffy Corp. are currently shown as registered holders of any shares of Mattel voting stock. It is not clear from the Letter whether Mr. Gilbert himself beneficially owns the requisite amount of Mattel voting stock required under Rule 14a-8(b). Conceivably Mr. Gilbert could be relying upon the aggregate stock holdings of Mr. Gilbert, Minnie Gilbert and Ruffy Corp. in order to make his assertion that "Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable stockholder meeting." If Mr. Gilbert is relying upon such aggregate holdings, then the beneficial ownership by Mr. Gilbert, Minnie Gilbert and Ruffy Corp. of amounts of Mattel voting stock constituting in the aggregate the requisite amount must be proved in the manner set forth in Rule 14a-8(b).

III. MATTEL'S INTENTION TO EXCLUDE THE PROPOSAL

If I do not receive a response from you correcting the defects mentioned above within the required time period, Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

As noted in Mattel's 2001 proxy statement, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel. My facsimile number is 310-252-2567.

Very truly yours,



Bob Normile
Secretary

cc: Mr. John Gilbert

Attachment C
Mr. Chevedden's Response Letter
Dated January 2, 2002

SALOMON SMITH BARNEY

A member of citigroup

212-4 3-6100 • 800-345-0211

In response to company request

Post-it® Fax Note 7671	Date	# of pages ▶
To Mr. Robert Normile	From John Chevedden	
Co./Dept.	Co.	
Phone # FX 310/252-3615	Phone # 310/371-7872	
Fax # FX 310/252-2179	Fax #	

Consistent with submittal letter stock will be held through the annual meeting 2002.

December 27th, 2001

Ruffy Corp.
29 East 64th Street
New York, NY 10021-7003

To whom it may concern:

This is to confirm that the account of Ruffy Corporation, John J. Gilbert, President, with authority to act, now holds and has continuously held 125 shares of Mattel Corp. since October 1, 2000 with no withdrawals.

Sincerely,



Sy Cassorla
Senior Vice President - Investments

THE INFORMATION HEREIN HAS BEEN OBTAINED FROM SOURCES WE BELIEVE TO BE RELIABLE. BUT WE DO NOT OFFER ANY GUARANTEES AS TO ITS ACCURACY OR COMPLETENESS. NEITHER THE INFORMATION OR ANY OPINION EXPRESSED CONSTITUTES A SOLICITATION FOR THE PURCHASE OR SALE OF ANY SECURITY.

Attachment D
Delaware Counsel Opinion

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 17, 2002

Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Bylaw Amendment Proposal Submitted by John Chevedden Naming John Gilbert as Stockholder Proponent

Dear Sirs:

We have acted as special Delaware counsel to Mattel, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") which the Company received from John Chevedden, naming John Gilbert as stockholder proponent (purportedly on behalf of himself, Minnie Gilbert and Ruffy Corp.) (collectively, the "Proponent"), which the Proponent intends to present at the Company's 2002 annual meeting of stockholders (the "Annual Meeting"). We understand that John Chevedden has been given a proxy to act on behalf of John Gilbert in connection with the Proposal and that in the Company's view Mr. Chevedden may be the true proponent of the Proposal. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For purposes of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company, as amended (as amended, the "Certificate"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; (ii) the Amended and Restated Bylaws of the Company (the "Bylaws"), certified to us as being a true, correct and complete copy as of the date hereof by an Assistant Secretary of the Company; and (iii) the Proposal and its supporting statement.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering our opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own, but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads in pertinent part as follows:

> Mattel shareholders request our company adopt a bylaw to prevent enacting or maintaining any poison pill unless such poison pill has been previously approved by a majority shareholder vote.
>
> **A formal check & balance on unilateral re-adoption of a poison pill**
> Certain influential institutional investors believe that shareholders can benefit from a bylaw to establish this topic as a formal unified policy. Although a poison pill can be rescinded, or allowed to expire, we as shareholders can benefit through formal bylaw protection that the Board will not unilaterally readopt the recent poison pill or adopt a more burdensome poison pill on short notice. This unified policy includes that the company not make any special solicitation on this topic as a shareholder ballot item - unless there is a formal notice of solicitation to the Securities and Exchange Commission by a party opposed to the board's position on this topic.

***

(Proposal at 1).

The Proposal requests that the Company implement a bylaw providing that the Board of Directors of the Company (the "Board") could not adopt or maintain a rights plan absent stockholder approval (the "Rights Plan Bylaw"). As such, the Rights Plan Bylaw, if implemented, would purport to prohibit the Board from exercising its discretion to adopt or maintain a rights plan absent stockholder approval, regardless of the facts and circumstances then existing. Moreover, in addition to requiring stockholder approval to adopt or maintain a rights plan, the Rights Plan Bylaw appears to preclude the Board from soliciting stockholder votes in favor of a proposal to adopt a rights plan unless a stockholder elects to solicit votes in opposition to such a proposal. For the reasons set forth below, we believe that the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law of the State of Delaware.

Discussion

You have asked our opinion as to whether the Rights Plan Bylaw, if implemented by the Company, would be valid under the General Corporation Law. For the reasons set forth below, in our opinion the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law.

There is no Delaware case which specifically addresses the validity or invalidity of the Rights Plan Bylaw or of a similar bylaw.[1] See, e.g., Charles F. Richards, Jr. & Robert J. Stearn, Jr., Shareholder By-Laws Requiring Boards of Directors to Dismantle Rights Plans Are Unlikely to Survive Scrutiny Under Delaware Law, 54 Bus. Law. 607, 610 (Feb. 1999) (hereinafter referred to as "Richards and Stearn")[2]; Lawrence A. Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, 5 Corporate Governance Advisor 9 (Jan./Feb. 1997). Accordingly, we start from the proposition that, as a general matter, the stockholders of a Delaware corporation have the power to amend the bylaws. This power, however, is not unlimited and is subject to the express limitations set forth in 8 Del. C. § 109(b), which provides:

> The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.

(Emphasis added). We turn, therefore, to consideration of whether the Rights Plan Bylaw is "inconsistent with law or with the certificate of incorporation."

---

[1]As discussed below, however, the Delaware Supreme Court's decision in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998) strongly supports the conclusion that the Rights Plan Bylaw would not be valid under Delaware law.

[2]Messrs. Richards and Stearn are directors of Richards, Layton & Finger.

Inconsistent with Law

Section 141(a) of the General Corporation Law, 8 Del. C. § 141(a), provides in pertinent part as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

Significantly, if there is to be any variation from the mandate of 8 Del. C. § 141(a), it can only be as "otherwise provided in this chapter or in its certificate of incorporation." (Emphasis added). See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966).

The distinction set forth in the General Corporation Law between the role of stockholders and the role of the board of directors is well established. As the Delaware Supreme Court consistently has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del.C. § 141(a)); Quickturn, 721 A.2d at 1291 ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). This principle has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." Similarly, in Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981), the Court of Chancery stated:

> [T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.

Id.; 8 Del. C. § 141(a). See also Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc., 506 A.2d 173 (Del. 1986); Adams v. Clearance Corp., 121 A.2d 302 (Del. 1956); Mayer v. Adams, 141 A.2d 458 (Del. 1958); Lehrman, 222 A.2d at 800; Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 565 A.2d 280 (Del. 1989).

The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted). As a result, directors may not delegate to others their decision making authority on matters as to which they are required to exercise their business judgment. See Rosenblatt v. Getty Oil Co., C.A. No. 5278, slip op. at 41 (Del. Ch. Sept. 19, 1983), aff'd, 493 A.2d 929 (Del. 1985); Field v. Carlisle Corp., 68 A.2d 817, 820-21 (Del. Ch. 1949); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 241 (Del. Ch. 1969). Nor can the board of directors delegate or abdicate this responsibility in favor of the stockholders themselves. Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The reluctance of the courts to permit a board to delegate its own authority demonstrates that the courts will not readily tolerate the usurpation of the board's responsibilities by stockholders. See, e.g., Paramount Communications Inc., slip op. at 77-78 ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").

Among the powers conferred upon directors under Section 141(a) is the power to adopt and maintain defensive measures prior to and in response to a takeover proposal. Revlon, 506 A.2d at 181 ("[t]he adoption of a defensive measure ... was proper and fully accorded with the powers, duties, and responsibilities conferred upon directors under our law"). One defensive measure that Delaware courts have specifically endorsed, and specifically recognized as within the province of the board of directors, is the adoption of a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take") (emphasis added). The power to adopt and maintain a rights plan is part of the responsibility of managing the business and affairs of the corporation and, therefore, is within the control of the directors, not the stockholders. See, e.g., Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) ("the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule"), aff'd, 500 A.2d 1346 (Del. 1985); Quickturn, 721 A.2d at 1291 ("this Court upheld the adoption of the Rights Plan in Moran as a legitimate exercise of business judgment by the board of directors") (footnote omitted); Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245 (Del. 2001) ("It is indisputable that Moran established a board's authority to adopt a rights plan.... The power recognized in Moran would have been meaningless if the rights plan required shareholder approval") (footnote omitted); Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1186 (Del. Ch. 1998) ("It [is] settled that a corporate board [may] permissibly adopt a poison pill...."); Hamermesh, The Shareholder Rights By-law: Doubts from Delaware, at 11 (addressing by-law similar to Rights Plan By-law) ("The foregoing analysis of Section 141(a) and its application to board decisions in the takeover context leaves me with a strong suspicion, if not complete conviction, that the Wyser-Pratte 'Shareholder Rights By-Law' represents an impermissible and ineffective intrusion upon the directors' managerial authority.") We believe that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of stockholder - dictated action controlling the adoption, maintenance or terms of a rights plan.

The Delaware Supreme Court's decision in Quickturn strongly supports the conclusion that the implementation of the Rights Plan Bylaw would contravene Section 141(a) and therefor not be valid under the General Corporation Law. At issue in Quickturn was the validity of a "Delayed Redemption Provision" of a shareholder rights plan, which was adopted by the board of directors of Quickturn Design Systems, Inc. in response to an unsolicited acquisition proposal by Mentor Graphics Corporation. Under certain circumstances, the Delayed Redemption Provision would prevent a newly elected Quickturn board of directors from redeeming, for a period of six months, the rights issued under Quickturn's rights plan. The Delaware Supreme Court held that the Delayed Redemption Provision was invalid as a matter of law because it impermissibly would deprive a newly elected board of its full statutory authority under Section 141(a) to manage the business and affairs of the corporation:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The Delayed Redemption Provision, however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the Delayed Redemption Provision limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the Delayed Redemption Provision is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of a Delaware corporation.

Quickturn, 721 A.2d at 1291-92 (emphasis in original; footnotes omitted). See also id. at 1292 ("The Delayed Redemption Provision 'tends to limit in a substantial way the freedom of [newly elected] directors' decisions on matters of management policy.' Therefore, 'it violates the duty of each [newly elected] director to exercise his own best judgment on matters coming before the board.'") (footnotes omitted); Carmody, 723 A.2d at 1191 (complaint stated claim that "dead hand" provision of rights plan impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation because provision arguably "would interfere with the board's power to protect fully the corporation's (and its shareholders') interests in a transaction that is one of the most fundamental and important in the life of a business enterprise") (footnote omitted).

The Rights Plan Bylaw is even more restrictive than the Delayed Redemption Provision invalidated in Quickturn. Whereas the Quickturn provision imposed only a temporary restriction on the board's ability to redeem a rights plan, the Rights Plan Bylaw forever would prevent the Board from exercising its discretion to adopt a rights plan, regardless of the facts and circumstances then existing. Because the Rights Plan Bylaw indisputably would limit the Board of Directors' authority with respect to a stockholder rights plan of the Company and otherwise restrict the Board's power "in an area of fundamental importance to the shareholders," the Rights Plan Bylaw impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company. Quickturn, 721 A.2d at 1291-92.

Additionally, the Rights Plan Bylaw would appear to preclude the Board from soliciting stockholder votes in favor of a proposal to adopt a rights plan unless a stockholder elects to solicit votes in opposition to such a proposal. By prohibiting the Board from soliciting stockholder approval of the adoption of a rights plan, this feature of the Rights Plan Bylaw provides another limitation on the ability of the Board to exercise its fiduciary duties in connection with the adoption of a rights plan. See e.g., ACE Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) ("[t]o the extent that a contract, or a provision thereof, purports to require a board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable") (quoting Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1994)). Consequently, for the reasons mentioned previously, this feature of the Rights Plan Bylaw provides an additional basis for the conclusion that the Rights Plan Bylaw would impermissibly interfere with the ability of the Board to manage the business and affairs of the Company pursuant to Section 141(a).

The power to adopt and maintain a rights plan further derives from 8 Del. C. § 157. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1353 (Del. 1985); Hilton Hotels, slip op. at 12 ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157."). Under that statute too, such power is vested in the directors, not in the stockholders. The provisions of 8 Del. C. § 157 are themselves quite instructive for what they say and for what they don't say:

> Subject to any provisions in the certificate of incorporation [*it doesn't say "or bylaws"*], every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors. [*It doesn't say "or stockholders"*].
>
> The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the price or prices at which any such shares may be purchased from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options [*it doesn't say "or in the bylaws"*], and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors [*it doesn't say "or stockholders"*] as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(Emphasis added). Accordingly, the issuance of rights and their terms and conditions are as determined by the Board, not by the stockholders or by a bylaw. Indeed, where the General Corporation Law intends for the stockholders to have veto or approval power, as in amendments to the certification of incorporation (8 Del. C. § 242), mergers (8 Del. C. § 251), sales of assets (8 Del. C. § 271), and dissolution (8 Del. C. § 275), among other examples, the statute expressly sets forth the stockholders' powers. Section 157 grants no such power, directly or indirectly, to the stockholders.[3]

Similarly, Section 170 of the General Corporation Law grants to the Board of Directors the sole discretion to authorize dividends to stockholders (which, as approved in Household, is the universally employed procedure for implementation of a stockholder rights plan and initial distribution of the rights). 8 Del. C. § 170. See also Lewis v. Leaseway Transp. Corp., C.A. No. 8720, slip op. at 4 (Del. Ch. June 12, 1987) ("The declaration of a dividend, of course, is ordinarily the sole prerogative of the board of directors."). Stockholders have no role under the General Corporation Law with respect to the authorization of dividends or distributions, and even in equity stockholders cannot, absent a showing of fraud or gross abuse of discretion, compel the directors of the corporation to declare a dividend. See, e.g., Gabelli & Co. v. Liggett Group Inc., 479 A.2d 276, 280 (Del. 1984); Moskowitz v. Bantrell, 190 A.2d 749, 750 (Del. 1963); Eshleman v. Keenan, 194 A. 40, 43 (Del. Ch. 1937), aff'd, 2 A.2d 904 (Del. 1938).

Considering that a rights plan is the most widely used, judicially approved measure to enhance a corporation's position in obtaining the best possible transaction for its stockholders, the

[3]We are aware that at least one commentator has expressed a contrary view of Section 157. See Jeffrey N. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, 19 Cardozo L. Rev. 511, 547 n.148 (Sept.-Nov. 1997) ("Section 157, which governs the issuances of 'rights' respecting stock, such as the poison pill, does not resolve the matter.... The section gives the corporation power to issue such rights and says that the terms of issuance should be set forth either in the articles or in a 'resolution adopted by the board of directors providing for the creation and issuance of such rights.' [8 Del. C. 157]. Nothing in section 157 takes away the shareholder bylaw authority contained in section 109 over such issuances as a 'right or power' of the corporation or takes away the shareholder bylaw authority to constrain the directors' power to vote on or adopt such a resolution. At most, section 157 may give the board agenda control over the proposed terms."). For the reasons stated herein, we believe that Mr. Gordon has misconstrued Section 157.

courts have jealously guarded the board's prerogatives in this area versus the wishes of the stockholders and others. See, e.g., Nomad Acquisition Corp. v. Damon Corp., C.A. No. 10173 (Del. Ch. Sept. 16, 1988, revised Sept. 20, 1988); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del. 1988); Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361 (Del. 1995). See also In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquiror so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). In the takeover context, nowhere has this principle been more clearly articulated than in the leading case of Paramount Communications Inc., where former Chancellor Allen stated:

> [T]he financial vitality of the corporation and the value of the company's shares is in the hands of the directors and managers of the firm. The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm.

Id., slip op. at 77-78. On appeal, the plaintiffs argued that the defendants' response to their pending tender offer (including, inter alia, the failure to redeem Time's rights plan) was unreasonable as it precluded stockholders from being able to accept a control premium for their stock. In response to this argument, the Supreme Court stated:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time

> frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc., 571 A.2d at 1154 (citations omitted).

If the Proposal were adopted, ultimate governance of the Company with respect to "a transaction that is one of the most fundamental and important in the life of a business enterprise" would effectively be delegated to the Company's stockholders. Carmody, 723 A.2d at 1191. As the Board has a duty to protect stockholders from inadequate, coercive or otherwise unfair acquisition offers, Unitrin, 651 A.2d at 1389-90, the Board alone is granted the authority to determine whether a rights plan should be adopted or maintained and what the terms of the rights plan should be. Whether the Board's authority in this regard arises under 8 Del. C. § 141, 157 or 170, the common law of fiduciary duties, or some combination thereof, it cannot be overridden by a bylaw, contract or other provision outside of the certificate of incorporation. See Frantz Mfg. Co. v. EAC Indus., 501 A.2d 401, 407 (Del. 1985) ("A bylaw that is inconsistent with any statute or rule of common law ... is void...."); Quickturn, 721 A.2d at 1291-92; Carmody, 723 A2d at 1191; Paramount Communications Inc., 637 A.2d at 51 (contract may not limit board's exercise of fiduciary duties). See also Lawrence A. Hamermesh, Corporate Democracy and Stockholder-Adopted By-Laws: Taking Back The Street?, 73 Tulane L. Rev. 409, 479 (Dec. 1998) (hereinafter referred to as "Hamermesh-Tulane Law Review") ("stockholders lack the general authority to adopt by-laws that directly limit the managerial power of directors"); Richards and Stearn, at 621 ("Based on the authority vested in the board of directors by sections 141(a) and 157, the Delaware courts have repeatedly deferred to directorial prerogative and discretion in the context of adoption, maintenance, and redemption of rights plans, subject only to the fact-specific Unocal/Unitrin proportionality test.

The body of law so developed is wholly inconsistent with the concept of stockholder - dictated action regarding a rights plan....") (footnote omitted).

We note that the Securities and Exchange Commission (the "SEC") recently accepted the view that implementation of a stockholder proposal to amend a corporation's bylaws to, among other things, prohibit the adoption of a rights plan without prior stockholder approval would contravene Delaware law. In General Dynamics Corporation, SEC No-Action Letter, 2001 WL 246749 (Mar. 5, 2001), the SEC addressed a very similar proposal to the Proposal, which stated, in pertinent part: "General Dynamics shareholders request a bylaw for shareholder vote to be required to adopt or maintain a poison pill." 2001 WL 246749 at *9. General Dynamics submitted an opinion of counsel[4] which concluded that such a proposal would violate Delaware law because, among other things, it "impermissibly would interfere with the Board of Directors' full statutory authority under Section 141(a) to manage the business and affairs of the Company." Id. at *14. The SEC granted no-action relief on this basis. Id. at *32.

We are aware that several commentators have expressed the view that bylaws such as the Rights Plan Bylaw should be valid under Delaware law. See, e.g., Leonard Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, 5 Corporate Governance Advisor 8 (Jan./Feb. 1997); Jonathan R. Macey, The Legality and Utility of the Shareholder Rights Bylaw, 26 Hofstra L. Rev. 835 (Summer 1998).[5] According to Messrs. Chazen and Macey, such

[4]Richards, Layton & Finger submitted the Delaware legal opinion in support of the request by General Dynamics for no-action relief.

[5]Mr. Chazen is an attorney who has represented Mr. Guy P. Wyser-Pratte, who has advocated adoption of bylaws similar to the Rights Plan Bylaw. Mr. Macey has been Mr. Wyser-Pratte's nominee in several threatened proxy fights, including threatened proxy fights involving Telxon Corporation and Rexene Corporation.

bylaws would not be invalid under Section 141(a) of the General Corporation Law because Section 141(a)'s broad grant of authority to the board of directors is qualified by the phrase "except as may be otherwise provided in this chapter," which in their view includes (and thus permits) bylaws adopted pursuant to Section 109(b), and because a narrower reading of Section 141(a) would improperly negate Section 109(b)'s broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors. See Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, at 8, 17; Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-68. See also R. Matthew Garms, Shareholder By-Law Amendments and the Poison Pill: The Market for Corporate Control and Economic Efficiency, 24 J. Corp. L. 433, 441-43, 451 (Winter 1999) (same). Cf. Gordon, "Just Say Never?" Poison Pills, Deadhand Pills, and Shareholder-Adopted Bylaws: An Essay for Warren Buffett, at 547 ("Under prevailing modes of corporate statutory interpretation in Delaware, in which different statutes have 'equal dignity' or 'independent legal significance,' nothing can be resolved about the scope of section 109(b) from the reference in section 141(a) to the articles alone, not the bylaws.") (footnote omitted). Although no Delaware case has directly addressed the interplay of Sections 141(a) and 109(b), we are of the view that these commentators have misconstrued Section 109(b) and the "except as may be otherwise provided in this chapter" language of Section 141(a).

First, most commentators on the General Corporation Law agree that the "except as may be otherwise provided in this chapter" language of Section 141(a) refers only to specific provisions of the General Corporation Law, which expressly authorize a departure from the general rule of management by directors, and not to open ended provisions such as Section 109(b). See, e.g., 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business

Organizations § 4.1, at 4-6 (3d ed. 2001) (suggesting that such language references close corporation provisions of the General Corporation Law);[6] 1 David A. Drexler et al., Delaware Corporation Law and Practice § 13.01[1], at 13-2 (2001) (suggesting that such language references Sections 141(c), 226, 291 and close corporation provisions); I Ernest L. Folk, III et al., Folk on the Delaware General Corporation Law § 141.1, at GCL-IV-11 - 12 (4th ed. Supp. 2002) (suggesting that such language references Sections 107, 226 and close corporation provisions); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 11 (The exception in Section 141(a) "addresses the narrow instances in which the General Corporation Law explicitly departs from the director management rule, as in Section 291 (authorizing appointment of a receiver for a corporation 'to take charge of its assets, estate, effects, business and affairs'), and Section 226 (permitting appointment of a custodian to exercise the powers of a receiver under Section 291). The fact that Section 141(a) is drafted to allow these limited, explicit departures from the director management norm cannot be read to allow an implied, open-ended invitation to depart from that norm through by-law provisions adopted by stockholders."); Hamermesh-Tulane Law Review, at 430-31 (same); Richards and Stearn, at 624 (same). Indeed, several commentators specifically concluded that a bylaw similar to the Rights Plan Bylaw could not be accomplished under Section 109(b), notwithstanding that statute's arguably broad language. See Hamermesh, The Shareholder Rights By-Law: Doubts From Delaware, at 13 ("Given the statutory governance scheme reflected in Section 141(a) ..., that by-law proposal is an attempt that impermissibly intrudes upon the authority of the board of directors. It cannot be accomplished by a by-law provision despite the superficially broad subject matter reach of the statute (Section

---

[6]Messrs. Balotti and Finkelstein are directors of Richards, Layton & Finger.

109(b)) that governs the content of by-laws."); Richards and Stearn, at 624-25 ("If the Delaware General Assembly intended in section 141(a) to permit shareholders to enact by-laws restricting the authority of the board of directors to manage the business and affairs of the corporation, it clearly could have so stated in section 141(a), as other jurisdictions have done. It did not.") (footnote omitted). See also Hamermesh-Tulane Law Review, at 430 ("[T]he most reasonable reading of [Sections 109(b) and 141(a)] precludes reliance on Section 109(b) as an independent source of authority for a by-law that directly limits the managerial power of the board of directors.") (footnote omitted). Thus, there is significant support for the view that the "except as may be otherwise provided in this chapter" language of Section 141(a) does not include bylaws adopted under Section 109. Cf. Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added).

Second, most commentators believe that Section 109's purportedly broad grant of authority for stockholders to adopt bylaws relating to the rights and powers of stockholders and directors relates to bylaws that govern procedural or organizational matters, and not substantive decisions governing the corporation's business and affairs. See 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations § 1.10, at 1-12 - 1-13 ("The by-laws of a corporation have been characterized as the proper place to set forth the 'the self-imposed rules and regulations deemed expedient for ... the ... convenient functioning' of the corporation."); Richards and Stearn, at 625-27 (supporting procedural/substantive distinction); Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 14 n.20 ("A by-law removing an entire category of business decisions from board authority ... is quite distinct from a by-law that merely governs how board decisions are to be made, and poses a distinct challenge to the allocation of management authority specified by Section 141(a)"). See also id. at 10 ("by-laws of Delaware corporations do not customarily prescribe or limit the substantive content of business decisions"). Such an interpretation of Section 109(b) would harmonize Sections 109(b) and 141(a) without running afoul of Section 141(a)'s mandate that the corporation's business and affairs be managed by or under the direction of the board of directors. But cf. Hamermesh-Tulane Law Review, at 444 (suggesting that procedural/substantive distinction does not necessarily "provide a coherent analytical structure" and that "it is preferable to read section 141(a) as an absolute preclusion against by-law limits on director management authority, in the absence of explicit statutory authority for such limits outside of section 109(b).") (footnote omitted).

Mr. Macey suggests that, as a threshold matter, bylaws such as the Rights Plan Bylaw do not improperly interfere with directorial authority to manage the business and affairs of the corporation:

> Under Section 109(b), shareholders retain the power to adopt, amend and repeal corporate bylaws. This specific empowerment of shareholders should trump any vague, general norms about directors' power to run the firm, particularly because the shareholders rights bylaw does not interfere with directors' ability to make strategic decisions about the firm's operation.... [T]here is a strong argument that a company that adopts a shareholder rights bylaw is still managed under the direction of its board anyway.

Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 867-68, 868-69. Mr. Chazen further suggests that the stockholders, not the directors, should decide whether an offer should be accepted, and that it is improper for the board of directors to use a rights plan to prevent the stockholders from making that decision:

> If a premium offer is made to acquire a company's stock, the Board and management should either try to get a better offer for

> stockholders or stand aside and let the stockholders decide whether or not to accept the offer. It is wrong for the board to take this decision away from stockholders by using the poison pill and other defenses to block the offer....

Chazen, The Shareholder Rights By-Law: Giving Shareholders A Decisive Voice, at 16.

These suggestions are inconsistent with Delaware law. The assertion that bylaws such as the Rights Plan Bylaw do not interfere with the directors' authority to manage the business and affairs of the corporation is incorrect, since "[f]or over a decade now, it has been settled that the term 'business and affairs' of the corporation includes ... adoption of measures intended to deter or preclude unsolicited tender offers." Hamermesh, The Shareholder Rights By-Law: Doubts from Delaware, at 9. See also Quickturn, 721 A.2d at 1292 (provision of rights plan limiting future board's ability to redeem rights impermissibly interfered with future board's authority under Section 141(a) to manage business and affairs of corporation); Carmody, 723 A.2d at 1191 (complaint challenging provision of rights plan prohibiting future board from redeeming rights stated claim that provision impermissibly interfered with board's authority under Section 141(a) to manage business and affairs of corporation). Furthermore, it is the prerogative of the board of directors, not the stockholders, to determine whether the corporation is "for sale." As the Delaware Supreme Court explained in Paramount Communications Inc.:

> Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation. This broad mandate includes a conferred authority to set a corporate course of action, including time frame, designed to enhance corporate profitability.... [A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.

* * *

> Paramount argues that, assuming its tender offer posed a threat, Time's response was unreasonable in precluding Time's shareholders from accepting the tender offer or receiving a control premium in the immediately foreseeable future. Once again, the contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders. Directors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy.

Id., 571 A.2d at 1150, 1154 (citing 8 Del. C. § 141(a)) (footnote and other citations omitted). Former Chancellor Allen reached similar conclusions in Grimes v. Donald:

> Under Section 141 of the Delaware General Corporation Law, as under analogous provisions of the incorporation statutes of other states, it is the elected board of directors that bears the ultimate duty to manage or supervise the management of the business and affairs of the corporation. Ordinarily, this responsibility entails the duty to establish or approve the long-term strategic, financial and organizational goals of the corporation; to approve formal or informal plans for the achievement of these goals; to monitor corporate performance; and to act, when in the good faith, informed judgment of the board it is appropriate to act.
>
> * * *
>
> Absent specific restriction in the certificate of incorporation, the board of directors certainly has very broad discretion in fashioning a managerial structure appropriate, in its judgment, to moving the corporation towards the achievement of corporate goals and purposes.... The board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of th[e] corporation.

Grimes v. Donald, C.A. No. 13358, slip op. at 1, 17 (Del. Ch. Jan. 11, 1995, revised Jan. 19, 1995) (emphasis added), aff'd, 673 A.2d 1207 (Del. 1996). See also Moore Corp. Ltd. v. Wallace

Computer Servs., Inc., 907 F. Supp. 1545, 1561-62 (D. Del. 1995) ("[A] board of directors, while always required to act in an informed manner, is not under any per se duty to maximize shareholder value in the short term, even in the context of a takeover.... [D]irectors are not obliged to abandon a deliberately conceived corporate plan for a short-term shareholder profit unless there is clearly no basis to sustain the corporate strategy") (citations omitted). Cf. Macey, The Legality and Utility of the Shareholder Rights Bylaw, at 837 ("If shareholder rights bylaws infringe too much on boards of directors' power to run companies, they will be declared illegal.").

We are aware of the Court of Chancery opinion in In Re National Intergroup, Inc. Rights Plan Litigation, C.A. Nos. 11484, 11511 (Del. Ch. Jul. 3, 1990), in which the Court upheld a challenge to an amendment to the rights agreement subsequent to the stockholder approval of a board - approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court employed a contractual analysis in concluding that the amendments were tantamount to the adoption of a new rights agreement and therefore would not be effective without a stockholder vote. The Court's decision in National Intergroup, however, was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn, each of which underscored the role of the board in implementing and maintaining a rights agreement. Indeed, the Supreme Court's decision in Quickturn made clear a board of directors could not restrict its power in connection with a rights agreement - which the Supreme Court deemed to be "in an area of fundamental importance to the stockholder." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions upheld the board's primacy in connection with the rights agreement.

We are also aware that the Supreme Court of the State of Oklahoma has concluded that, under Oklahoma law, stockholders may adopt bylaws that restrict the board of directors' authority to create and implement shareholder rights plans. Int'l Bhd. of Teamsters Gen. Fund v. Fleming Cos., 975 P.2d 907, 908 (Okla. 1999). We do not believe, however, that the Oklahoma Supreme Court's decision would be persuasive to a Delaware court.

First, we note that the Oklahoma Supreme Court did not view the Oklahoma analogue to Section 141(a) as being "of primary concern" to its decision and concluded, without analysis, that the authority of directors under the Oklahoma analogue to Section 141(a) was subject to "shareholder oversight" under the Oklahoma analogue to Section 109(b). For the reasons stated herein, we believe that a Delaware court would construe Sections 141(a) and 109(b) differently. Indeed, although the Oklahoma Supreme Court observed that "Oklahoma and Delaware have substantially similar corporation acts" and relied in part upon Delaware case law, the court failed even to acknowledge the substantial body of Delaware case law concerning the board of directors' duty under Section 141(a) to manage the business and affairs of the corporation, including in the context of takeover proposals.

Second, we note that the Oklahoma Supreme Court determined that the authority granted under the Oklahoma analogue to Section 157 was not limited to the board of directors, a position that, for the reasons stated herein, we believe a Delaware court would not agree with under Delaware law. Moreover, the Oklahoma court ignored the substantial body of Delaware case law concerning rights plans, analogized a rights plan to a stock option plan, and relied upon, among other things, an inapposite Delaware case concerning shareholder ratification of board action that was contrary to the terms of a stock option plan.

Finally, we note that the Oklahoma Supreme Court was expressly influenced by the fact that the Oklahoma legislature had not adopted a "shareholder rights plan endorsement statute," a fact that we believe would not be persuasive to a Delaware court given the extensive and established case law in Delaware upholding the authority of the board of directors to adopt and implement rights plans. Accordingly, we are of the view that a Delaware court would not find the reasoning or conclusions of the Oklahoma Supreme Court to be persuasive. See, e.g., Hamermesh-Tulane Law Review, at 435-36 ("the Fleming by-law and similar direct attempts to limit specific management decisions should be rejected by the courts...."); Michael D. Goldman et al., Fleming Must Be Read Narrowly, 21 Bank and Corp. Governance L. Rep. 1102 (Feb. 1999) ("while the relevant Oklahoma statutes are similar to their Delaware counterparts, its is unlikely that a Delaware court would reach the same conclusion as the Oklahoma court...."); Jesse Finkelstein, Why The Delaware Courts Will Not Follow Fleming, 21 Bank and Corp. Governance L. Rep. 1110 (Feb. 1999) ("I do not believe that a Delaware court would follow either the reasoning or the result of the Fleming opinion.").

We are also aware that certain commentators have drawn a distinction between bylaws that are "prohibitory" (such as the Rights Plan Bylaw, which purports to prohibit the Board from adopting a rights plan in the future) rather than "mandatory" (such as a bylaw that would require a board of directors to, for example, redeem existing rights, or otherwise take affirmative action to render a rights plan inoperative), and have expressed the view that the former category may be valid under Delaware law. See, e.g., John C. Coffee, Jr., The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, 51 U. Miami L. Rev. 605, 614, 615, 616 (1997) ("[R]equiring shareholder ratification of a future poison pill seems well within Section 109's scope.... [I]t should be possible for institutional investors to conduct proxy solicitations seeking to (1) to [sic] require that the effectiveness of any future poison pill be conditioned on shareholder approval within a specified period after the board's action, and (2) preclude any amendment, repeal, or waiver of an existing pill without such a vote.... [T]he basic structure of Delaware law suggests that shareholders do have the right to restrict the board for the future (but not to require the repeal or modification of an existing pill)"); Meredith M. Brown & William D. Regner, Shareholder Rights Plans: Recent Toxopharmacological Developments, 11 Insights 2, 5 (Oct. 1997) ("a Delaware court may be more likely to uphold a shareholder-adopted bylaw that precludes the adoption of future pills without shareholder approval, than a bylaw that requires redemption of an existing pill.").

Although we are not aware of any decision of a Delaware court that addresses this supposed distinction between "prohibitory" and "mandatory" bylaws, we do not believe that a Delaware court would be persuaded by it. See Quickturn, 721 A.2d at 1291 ("Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation.") (emphasis added; footnote omitted); Carmody, 723 A.2d at 1192 (same); Hamermesh-Tulane Law Review, at 435-36 ("Professor Coffee also distinguishes by-laws that purport to require affirmative action by the directors from by-laws that impose negative constraints on director authority and suggests that the latter are generally permissible.... The affirmative/negative distinction, however, does not quite ring true.") (footnotes omitted). Even Professor Coffee recognized in the above-cited article that "prohibitory" by-laws are likely to face resistance in Delaware. See Coffee, The Bylaw Battlefield: Can Institutions Change The Outcome of Corporate Control Contests?, at 615-16 ("The poison pill is well understood in Delaware to permit unilateral board action without a shareholder vote, and any attempt to use bylaw amendments to change this fundamental allocation of power between shareholders and directors touches on a sensitive nerve in Delaware....").

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated hereinbelow, it is our opinion that the Rights Plan Bylaw, if implemented by the Company, would not be valid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/MDA/db



Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

Mattel, Inc.

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170


RECEIVED
FEB 21 2002
365
WASH, D.C.
SECTION

February 20, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal of John Chevedden Purportedly Submitted on Behalf of John Gilbert

Ladies and Gentlemen:

On January 17, 2002, I notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by John Chevedden, purportedly on behalf of John Gilbert, to the Company by facsimile on December 10, 2001 (the "Proposal"). In my letter to you of January 17, 2001 (the "Request Letter"), I requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Original Proposal from the Proxy Materials.

The Company received a series of substantially similar letters sent from Mr. Chevedden to the Staff, dated January 20, 2002, January 25, 2002, and February 1, 2002 (collectively, the "Chevedden Responses"). In the Chevedden Responses Mr. Chevedden sets forth his reasons why he believes that the Staff should deny the Company's request for no-action relief.

The Company does not believe that Mr. Chevedden raises any significant substantive arguments in the Chevedden Responses, and the Company continues to believe that it may exclude the Proposal from the Proxy Materials for each of the reasons given in its Request Letter: (1) the Proposal, if implemented, would violate the Delaware General Corporation Law (the "DGCL"), to which the Company is subject, and therefore it may be excluded under Rule 14a-8(i)(2); (2) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8(b) and therefore the Proposal may be excluded under Rule 14a-8(f); and (3) the Proposal violates the proxy rules and therefore it may be excluded under Rule 14a-8(i)(3).

The Company's Request Letter set forth our reasons to exclude the Proposal from the Proxy Materials in considerable detail, and rather than restate all of those arguments here I refer you to that letter for a more comprehensive analysis of the Company's position. I would, however, like to make the following points:

1. The Proposal, if Adopted, Would Violate State Law.

The Proposal resolution states "Mattel shareholders request our company adopt a bylaw to prevent enacting or maintaining any poison pill unless such poison pill has been previously approved by a majority shareholder vote." As we discussed in section II.A.1 of the Request Letter, Delaware courts have consistently stated that the authority to manage a corporation's affairs resides with the directors. See Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). Significantly, Delaware courts have made clear that boards of directors are not only authorized to manage a corporation's affairs, but, as explained in detail in the opinion of Richards, Layton & Finger accompanying the Request Letter, they have a duty to exercise diligently their responsibilities as managers of the corporation, and are strictly forbidden from delegating their responsibilities to stockholders. See Paramount Communications Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989); Smith v. Van Gorkom, 488 A.2d 858, 873 (Del. 1985). The Proposal, if implemented, would cause the Company to violate Delaware law because, among other things, it would shift the responsibility for the adoption or maintenance of a poison pill from the board of directors to the shareholders, an abdication that is in violation of the fundamental precepts of Delaware law.

The Company notes that Mr. Chevedden, under the sub-heading "Part-Whole Fallacy" in the Chevedden Responses, pointed out that the Proposal does not also include the sentence "[o]nce enacted this proposal is not to be changed except by a shareholder vote as a separate ballot item," as did the proposal presented in General Dynamics (March 5, 2001). The Company does not believe that this additional language is relevant to the arguments set forth in the Request Letter, none of which rely on the presence of such additional language. The Company further notes that although this language was present in the proposal discussed in the General Dynamics no-action letter, it was not the basis of the legal argument advanced in that no-action letter either. Both the Request Letter and the General Dynamics no-action letter, and their respective supporting legal opinions from Delaware counsel, emphasize that the extensive body of Delaware case law regarding rights plans and directors' fiduciary duties is inconsistent with the concept of shareholder-dictated action controlling the adoption, maintenance or terms of a rights plan.

As explained in the Request Letter and accompanying opinion of Richards, Layton & Finger, the Proposal recommends the adoption of a bylaw which, if adopted, would cause the company to violate Delaware law. The Company continues to believe, therefore, that it may exclude the Proposal under Rule 14a-8(i)(2).

2. Mr. Chevedden Has Failed To Comply With the Eligibility and Procedural Requirements of Rule 14a-8(b).

The Request Letter set forth in significant detail the reasons why the Company believes that Mr. Chevedden, who has not satisfied any of the procedural and eligibility requirements of Rule 14a-8(b), is the true proponent of the Proposal, and therefore that the proposal may be excluded pursuant to Rule 14a-8(f). See TRW, Inc. (Jan. 24, 2001).

The Company believes that the Staff should be aware of the circumstances surrounding another shareholder proposal submitted by Mr. Chevedden to the Company at the same time as the Proposal. When Mr. Chevedden submitted the Proposal to the Company, he also submitted another proposal, purportedly on behalf of Mr. and Mrs. Bernard and Naomi Schlossman. There, as here, Mr. Chevedden asserted that he was submitting the proposal on behalf of the named shareholders, Mr. and Mrs. Schlossman. After representatives of the Company spoke with Mr. Schlossman and examined the proposal purportedly submitted on his behalf, the Company concluded that Mr. Chevedden was the true proponent of the proposal. In the Company's no-action request letter, dated January 17, 2002 ("Schlossman Request Letter"), the Company set forth for the Staff the relevant highlights from the conversation between the Company's representatives and Mr. Schlossman. These highlights included Mr. Schlossman's remarks indicating that it was Mr. Chevedden, and not Mr. or Mrs. Schlossman, who had drafted the proposal; that Mr. Schlossman was not aware of the subject matter or the specifics of the Proposal; and that Mr. Schlossman was "trying to support Mr. Chevedden."

On January 21, 2002, four days after the Company submitted the Schlossman Request Letter and sent a copy of the Schlossman Request Letter to Mr. and Mrs. Schlossman, the Company received a letter from Mr. Schlossman in which he withdrew "any proposals submitted on [his] behalf in the last twelve months" and stated that Mr. Chevedden could no longer submit proposals on his behalf.

The Company urges the Staff to read the Schlossman Request Letter and related correspondence, which are attached as Annex A hereto, as part of the Staff's review of the Request Letter. The Company believes that the materials relating to the Schlossman Request Letter provide significant additional evidence of Mr. Chevedden's practice of circumventing the procedural requirements and purpose of Rule 14a-8 by purportedly having actual shareholders of registrants appoint him as their proxy. This end run around the minimum share ownership and holding period requirements directly contravenes the SEC's intent in adopting the rules imposing these requirements. See Release No. 34-20091 (Aug. 16, 1983).

The Company acknowledges that Mr. Gilbert has submitted numerous shareholder proposals to various registrants over the years, as has Mr. Schlossman. The Company continues to believe, however, that the focus of the inquiry should be on whether Mr. Gilbert is the actual proponent of this Proposal, and not on whether he has been the actual proponent of different proposals in the past. For the reasons set forth in detail in the Request Letter, we believe that, as was the case in TRW and in the Schlossman Request Letter, it is Mr. Chevedden, and not the named shareholder John Gilbert, who is acting as the proponent of the Proposal. Mr. Gilbert has still, as of the date of this letter, not responded to the Company's requests that he contact the Company to discuss the Proposal. Mr. Chevedden is not a shareholder of the Company. The Company believes, therefore, that the Proposal may be excluded pursuant to Rule 14a-8(f).

* * * * *

For the reasons provided in the Request Letter, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that Mr. Chevedden should be required to correct the deficiencies in the Proposal.

I am enclosing six copies of this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, I would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

cc: Mr. John Chevedden (w/attachment)
Mr. John Gilbert (w/attachment)

ANNEX A

SCHLOSSMAN REQUEST LETTER AND RELATED CORRESPONDENCE

To: Robert Eckert, Chairman, Mattel, Inc. (MAT)
December 10, 2001

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3 - LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This 2002 rule 14a-8 proposal is submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872].

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These provisions seek to give our management the flexibility to implement a reasonable and comprehensive policy. These are the requested previsions of this unified policy:

1) This policy applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) This includes that golden parachutes not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) This applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.

Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The Learning Co.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

In the interest of sustained shareholder value vote to:
LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

December 20, 2001

VIA OVERNIGHT COURIER AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

Dear Mr. Chevedden:

I am in receipt of a communication transmitted on December 10, 2001 by facsimile from your facsimile number (310-371-7872) to Mr. Robert Eckert, Chairman of the Board and Chief Executive Officer of Mattel, Inc. ("Mattel"), containing a proposal (the "Proposal") entitled "3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES." The communication describes itself as a "2002 rule 14a-8 proposal submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." There is no cover letter attached to the Proposal. The Proposal appears to have been drafted by you.

There are a number of eligibility and procedural defects with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

We believe that you, rather than Mr. and Mrs. Schlossman, are actually the proponent of the Proposal. We note that you appear to have a practice of recruiting stockholders to act as the nominal proponents of proposals that have actually been drafted and are actually being made by you, and we are concerned that this practice is an abuse of the stockholder proposal process.

Because we believe that you are actually be the proponent of the Proposal, we are setting forth the procedural deficiencies that would apply if you were the proponent. In addition, we are setting forth the procedural deficiencies that would apply if Mr. and Mrs. Schlossman were deemed to be the proponents of the Proposal.

I. PROCEDURAL DEFICIENCIES IF YOU ARE THE PROPONENT OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove your ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own.

We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of your eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that you have been a beneficial holder of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, the communication submitting the Proposal is defective in that it fails to include a written statement, required by Rule 14a-8(b), that you intend to continue to hold the requisite amount of Mattel securities through the date of Mattel's 2002 annual meeting of stockholders.

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

Fourth, Mattel regards your submission of the Proposal and the proposal submitted by you purportedly on behalf of John Gilbert, dated December 10, 2001, as two proposals submitted by you and therefore in violation of Rule 14a-8(c), which provides that a shareholder proponent may submit no more than one proposal for inclusion in our proxy materials. You can cure this defect by notifying us in writing which of the two ostensibly separate proposals you elect to advance and by withdrawing the other.

II. PROCEDURAL DEFICIENCIES IF MR. AND MRS. SCHLOSSMAN ARE DEEMED TO BE THE PROPONENTS OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that the Schlossmans are not currently shown as registered holders of any shares of Mattel stock. If the Schlossmans are beneficial rather than registered holders of voting securities, Rule 14a-8(b)(2) requires proof of their eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Schlossmans held the securities for at least one year or (2) if the Schlossmans have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that the Schlossmans have been beneficial holders of Mattel shares for the required period. Thus, the Schlossmans' beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

In addition, the communication submitting the Proposal contains no evidence of your authority to submit the Proposal on behalf of the Schlossmans (e.g., signed written statement or power of attorney)

Second, the communication submitting the Proposal is defective in that it fails to state an intention on the part of the Schlossmans to continue to hold the required amount of Mattel stock through the date of Mattel's 2002 annual meeting of stockholders as required by Rule 14a-8(b).

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

III. MATTEL'S INTENTION TO EXCLUDE THE PROPOSAL

If I do not receive a response from you correcting the defects mentioned above within the required time period, Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

As noted in Mattel's 2001 proxy statement, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel. My facsimile number is 310-252-2567.

Very truly yours,



Bob Normile
Secretary

cc: Mr. and Mrs. Bernard Schlossman

JOHN CHEVEDDEN
2215 Nelson Avenue. No. 205
Redondo Beach. CA 90278-2453
PH & FX
310/371-7872

FX: 310/252-2179

December 21, 2001

Mr. Robert Normile
Corporate Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245

Dear Mr. Normile,

Please advise your email address today directly or through your staff.
Please do not allow any further speaker phone interrogations of shareholders or conduct similar behavior. Can you advise, at least briefly today or Monday, directly or through your staff how interrogation of shareholders would be consistent with any maintenance or claim of a company shareholder-friendly policy beyond a superficial level. The company prepared for shareholder interrogations and it would seem that a prudent company would readily be able to substantiate that its conduct met a shareholder-friendly standard.

Sincerely,



John Chevedden

cc:
John Gilbert

In response to the company request
To: Robert Normile, Mattel, Inc. (MAT)
FX: 310/252-3615, 310/252-2179
From: John Chevedden
January 2, 2002
This proposal is submitted by Mr. and Mrs. Bernard Schlossman and this submittal by Mr. and Mrs. Schlossman is implicitly accepted by the company through the company telephone call to Mr. Schlossman following the initial proposal submission. Rule 14a-8 entitles each shareholder to submit one proposal if cretin stock ownership requirements are met, as is the case here.
Mr. Schlossman has confirmed that he intends to hold the respective stock through the date of the annual meeting and intends to meet all rule 14a-8 requirements.
Broker confirmation included.



3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This proposal is submitted by Mr. and Mrs. Bernard Schlossman

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:

1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

1) Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.
2) Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The LearningCo.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control at our company may be more likely if our executives fail to maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value suffers during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements.

Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp

Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

Text above the first horizontal line and below the second horizontal line are not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.



4075 Sorrento Valley Blvd.
San Diego, CA 92121

December 31, 2001

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlossaman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

MATTEL INC

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Via facsimile (310-371-7872) and overnight courier

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Your letter dated December 21, 2001

Dear Mr. Chevedden:

I am in receipt of your letter dated December 21, 2001, in which you refer to "interrogations" of Mattel, Inc. ("Mattel") stockholders by members of my staff. I strongly object to your characterization of our conversations with our stockholders as "interrogations." You have submitted two proposals for inclusion in Mattel's 2002 proxy statement that you claim to be proposals made by Mattel stockholders. We have every right to contact our stockholders to discuss proposals that are being made in their name.

Please find enclosed copies of two letters that we are sending today to the Securities and Exchange Commission with regard to your proposals.

Very truly yours,

Bob Normile

BN/mec

Enclosures



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

January 17, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby give notice that Mattel, Inc., a Delaware corporation (the "Company"), intends to omit from the proxy statement and form of proxy for the Company's 2002 annual meeting of stockholders (together, the "Proxy Materials") the proposal submitted to the Company by John Chevedden, purportedly on behalf of Bernard Schlossman and Naomi Schlossman, by facsimile on December 10, 2000. A copy of Mr. Chevedden's December 10 facsimile is attached hereto as Attachment A. The first sentence of the facsimile states that the proposal is being made "through" John Chevedden.

Christopher O'Brien, Vice-President – Assistant General Counsel, and Norman Gholson, Senior Counsel, acting on behalf of the Company, had a telephone conversation with Mr. Schlossman regarding the Proposal on December 18, 2001. On December 20, 2001, the Company sent Mr. Chevedden a letter detailing the respects in which he failed to comply with the procedural and eligibility requirements of Rule 14a-8(b) (the "Procedural Deficiencies Letter"), a copy of which is attached hereto as Attachment B. Mr. Chevedden responded to the Company's letter by facsimile on January 2, 2002 ("Mr. Chevedden's Response Letter"), a copy of which is attached hereto as Attachment C. Mr. Chevedden's Response Letter contained a revised version of the proposal, which modified the proposal so as to reduce its length to less than 500 words (we refer to the proposal, as amended, as the "Proposal").

The Company believes that it may omit the Proposal for each of the following reasons: (1) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 and therefore the Proposal may be excluded under Rule 14a-8(f); and (2) the Proposal contains numerous misleading or inaccurate statements of material facts in violation of the proxy rules, and therefore the Proposal may be excluded under Rule 14a-8(i)(3). The Company requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials for either of these reasons.

The Company believes that it may have one additional basis to omit the Proposal from the Proxy Materials. The Company received a proposal for inclusion in the Proxy Materials from the Connecticut Retirement Plans & Trust Funds (the "CRPTF Proposal") on December 6, 2001 (prior to the Company's receipt of Mr. Chevedden's Proposal), a copy of which is attached hereto as Attachment D. The Company has not yet determined whether it will include CRPTF Proposal in the Proxy Materials. The Company believes, however, that if it did include the CRPTF Proposal in the Proxy Materials it could then omit Mr. Chevedden's Proposal pursuant to Rule 14a-8(i)(11) because Mr. Chevedden's Proposal is substantially duplicative of the CRPTF Proposal.

If the Staff is unable to concur that the Company may exclude the Proposal pursuant to Rule 14a-8(f) or Rule 14a-8(i)(3), the Company requests the concurrence of the Staff that, in the event that the Company includes the CRPTF Proposal in the Proxy Materials, it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from the Proxy Materials pursuant to Rule 14a-8(i)(11).

I. The Proposal

The Proposal states:

> "Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the requested provisions of this unified policy:
>
> 1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.
>
> 2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon."

The Proposal was originally sent to the Company via facsimile by Mr. Chevedden on December 10, 2001. Mr. Chevedden asserted, in the first sentence of his December 10 transmission of the Proposal, that the Proposal was being made "by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." Mr. Chevedden did not attach any correspondence from the Schlossmans themselves, and Mr. Chevedden did not provide any written statement from the Schlossmans that they had appointed Mr. Chevedden as their proxy for the purpose of making the Proposal. There also was no cover letter with Mr. Chevedden's December 10 transmission of the Proposal, and neither Mr. Chevedden nor the Schlossmans made any effort at that time to comply with any of the requirements of Rule 14a-8 for demonstrating eligibility, including the required showing that the shareholder proponent owns the requisite amount of stock, and the required representation that the shareholder proponent will hold such stock through the date of the annual meeting. Mr. Chevedden still has not, to this date, furnished the Company with any written statement from the Schlossmans whatsoever.

II. Reasons for Omission

A. Mr. Chevedden Has Failed To Comply With The Eligibility and Procedural Requirements Of Rule 14a-8.

The Company believes that Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8 in at least one of two respects.

1. The True Proponent is Mr. Chevedden, and He Has Not Demonstrated His Eligibility To Submit a Proposal.

Mr. Chevedden is not a shareholder of Mattel and, as such, is not eligible to submit shareholder proposals to the Company pursuant to Rule 14a-8(b)(1). Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views. Rule 14a-8 is not intended as a mechanism for shareholder activists who are not shareholders of a particular company to express or enlist support for their views on that company's performance or corporate governance in the proxy statement.

The Commission's shareholder proposal rules have always included a requirement that the person submitting the proposal be a security holder of the company to which the proposal is submitted. In 1983, when the rules were amended to require a minimum shareholding and a minimum holding period, the Commission said:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or a holding period as a condition to eligibility under Rule 14a-8. Many of those commentators expressed the view that abuse of the security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in the proxy statement to have some measured economic stake or investment interest in the corporation. The Commission believes that there is merit to those views and its [sic] adopting the eligibility requirement as proposed.

Release No. 34-20091 (Aug. 16, 1983).

With respect to the Company, Mr. Chevedden is a shareholder activist and not a shareholder. He has neither an economic stake nor an investment interest in the Company, and has demonstrated a pattern over the past three years of submitting proposals to the Company ostensibly on behalf of other people who are shareholders of the Company. To our knowledge, such shareholders have not attended the annual meetings at which Mr. Chevedden has presented proposals. The Company believes that Mr. Chevedden is attempting to circumvent the procedural requirements and purpose of Rule 14a-8 by purportedly having actual shareholders of the Company appoint him as their proxy.

There is a marked contrast between a shareholder who appoints another person as his or her proxy in order to acquire the proxy's advice, counsel and experience in addressing the shareholder's concerns with the company, on the one hand, and a shareholder who lends his or her status as a shareholder to an activist in order to permit the activist to further the activist's own agenda, on the other hand. While the former might be permissible, the latter clearly should not be, as it directly contravenes the intent of the eligibility requirements of Rule 14a-8.

We understand that on prior occasions the Staff has permitted Mr. Chevedden to submit shareholder proposals in which he was truly acting as a proxy for interested shareholders. We believe, however, that an examination of the facts and circumstances of this case indicate that the Proposal is the work of Mr. Chevedden alone, and that the actual shareholders in this case, the Schlossmans, are only nominal proponents. This situation is most analogous to the situation recently presented in TRW, Inc. (Jan. 24, 2001), in which the Staff granted no-action relief to a registrant that received a proposal from Mr. Chevedden, where Mr. Chevedden was purportedly acting as a proxy for a TRW shareholder.

In TRW, the registrant received a proposal from Mr. Chevedden, who was not himself a shareholder of TRW, purportedly on behalf of a person who actually owned TRW shares. The Staff in TRW ultimately concluded that Mr. Chevedden was the true proponent of the proposal, and that the proposal could be excluded because Mr. Chevedden was not eligible under Rule 14a-8(b) to submit the proposal. In reaching this conclusion the Staff noted three factors, among others, that contributed to its assessment that the true proponent of the proposal was Mr. Chevedden: (i) that the actual shareholder had indicated that Mr. Chevedden had drafted the Proposal, (ii) that the actual TRW shareholder had stated to the Company that he was acting to support Mr. Chevedden and the efforts of Mr. Chevedden, and (iii) that the actual TRW shareholder became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to an inquiry by Mr. Chevedden on the internet for TRW shareholders.

We believe that similar factors are present in this case. When the Company contacted Mr. Schlossman on December 18, 2001 by telephone to discuss the Proposal, Mr. Schlossman made remarks indicating that it was Mr. Chevedden, and not Mr. or Ms. Schlossman, who had drafted the Proposal. Mr. Schlossman stated that that he was "not aware of the specifics" of the Proposal, and that he was "not aware of the subject matter" of the Proposal.

In addition, when the Company contacted Mr. Schlossman by telephone to discuss the Proposal, Mr. Schlossman stated that he generally was "trying to support Mr. Chevedden." In TRW, the registrant noted that the actual TRW shareholder stated that all discussion or negotiation of the proposal would have to be directed to Mr. Chevedden. The same is true in this case. When the Company asked Mr. Schlossman what concerns he had as a shareholder of the Company, he stated simply that the Company would have to contact Mr. Chevedden if it wanted to discuss the Proposal.

Although Mr. Chevedden has submitted proposals to various registrants through the Schlossmans on previous occasions, including to the Company during the 2001 proxy season, we believe that the focus of the inquiry should be on whether the proposal was brought at the initiative of the actual shareholder of a registrant, as opposed to the initiative of a non-shareholder. In this case, as in TRW, the genesis of the proposal was with a non-shareholder of the registrant – Mr. Chevedden. The actual shareholder of the Company did not solicit Mr. Chevedden's support in bringing forth the Proposal; rather, as in TRW, the actual shareholder of the Company lent his support to Mr. Chevedden, who in turn crafted the Proposal. This case in fact goes beyond TRW, as the actual shareholder in this case was unaware of the subject matter of the Proposal both before and even after the Proposal had been drafted by Mr. Chevedden and submitted to the Company.

Even absent the explicit representations of Mr. Schlossman in the Company's conversation with him, it would be clear to any objective observer that the Proposal was prepared by Mr. Chevedden. The style and format of the Proposal, including the distinctive style of utilizing unattributed quotes and even the type font, is identical to the style and format used by Mr. Chevedden in the proposal that he submitted to the Company during the 2001 proxy season. The Proposal was sent to the Company via facsimile from Mr. Chevedden along with another proposal, purportedly on behalf of a different shareholder, that utilizes the same style and format. The facsimile transmission of the Proposal did not include any correspondence from the Schlossmans or any other indication that they had participated in the development of the Proposal or that they had even authorized Mr. Chevedden to make the Proposal. Indeed, to this date the Company has never received any written correspondence from the Schlossmans with regard to the Proposal.

Mr. Chevedden's practices with other registrants further confirm that he is the author and proponent of the Proposal. The Proposal is very similar to a proposal that Mr. Chevedden submitted, purportedly on behalf of John Gilbert (on behalf of whom Mr. Chevedden is purportedly acting as a proxy for a separate proposal submitted to the Company this year), to General Motors during the 2001 proxy season. In fact, organizations that monitor shareholder proposal activity have attributed various proposals to Mr. Chevedden in circumstances in which he purported to act as a proxy for named shareholders. On its web site, the Corporate Library lists under Mr. Chevedden's name several shareholder proposals for the 2000 proxy season (submitted to, among others, Raytheon, PG&E and EDS), as to which Mr. Chevedden was ostensibly acting on behalf of named shareholders. The Council of Institutional Investors likewise lists under Mr. Chevedden's name several proposals submitted by Mr. Chevedden purportedly on behalf of named shareholders.

The Company must note that this is not the first time that Mr. Chevedden has exercised bad faith in his dealings with the Company. During the 2001 proxy season Mr. Chevedden submitted a proposal to the Company, with regard to which the Company sought, and received, no-action relief. Mr. Chevedden then submitted no fewer than seven proposals which he sought to raise at the 2001 annual meeting outside of the Rule 14a-8 process. Although all of Mr. Chevedden's submissions failed to comply with the Company's advance notice bylaw and were therefore not eligible to be considered for a vote, and the Company so informed him, the Company agreed nevertheless to allow Mr. Chevedden a block of time at the annual meeting to discuss his corporate governance issues. In an additional effort to be responsive to Mr. Chevedden's concerns, the Company met with Mr. Chevedden prior to the annual meeting to discuss Mr. Chevedden's corporate governance concerns. When the annual meeting took place later that year, however, Mr. Chevedden refused to wait his turn to speak, created a disturbance, and, after repeated requests from the Chairman of the Company to wait his turn, had to be removed from the meeting (when the Chairman finally requested the Company's security personnel to remove Mr. Chevedden from the meeting, the shareholders applauded the Chairman's action). The Company respectfully asks the Staff not to reward Mr. Chevedden's continued bad faith by allowing him to continue to misuse the shareholder proposal rules.

In its Procedural Deficiencies Letter, the Company noted to Mr. Chevedden that the Company believed that he, and not the Schlossmans, was the actual proponent of the Proposal. The Company noted to Mr. Chevedden that he was not a record holder of Company stock, and asked him to provide proof that he was a beneficial owner of the requisite amount of Company stock. He has not done so, and the 14-day period for correction under rule 14a-8(f)(1) has now lapsed. Therefore, the Company believes that the showing of eligibility required by Rule 14a-8(b) has not been satisfied and that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

2. Even if the True Proponents Were the Schlossmans, They Have Failed To Submit the Proposal Properly and They Have Failed To Meet the Eligibility Requirements of Rule 14a-8(b).

Although Mr. Chevedden asserted when he transmitted the Proposal to the Company that it was being made by the Schlossmans, the Company has never received any written correspondence from the Schlossmans confirming that they authorized Mr. Chevedden to submit the Proposal on their behalf (indeed, the Company has not received any written correspondence from, or signed by, the Schlossmans on any subject relating to the Proposal whatsoever). The Company noted in its Procedural Deficiencies Letter that it had not received such written authorization from the Schlossmans. Mr. Chevedden's Response Letter, however, failed to provide any such written authorization from the Schlossmans, and to this date the Company has not received any such written authorization. The deadline for submission of proposals for inclusion in the Proxy Materials, and as set forth in the Company's proxy statement for the 2001 annual meeting and pursuant to Rule 14a-8(e)(2), was December 10, 2001. The Company believes that if the Schlossmans are the true proponents of the Proposal, they have failed properly to submit the Proposal to the Company prior to the deadline required by Rule 14a-8(e)(2), and therefore that the Proposal may be excluded from the Proxy Materials.

Rule 14a-8(b) also requires that a proponent provide the Company a written statement that they intend to hold the requisite amount of securities through the date of the 2002 annual meeting of shareholders. In this case, the initial submission of the Proposal did not include any cover letter or other statement of intent to hold the requisite amount of securities through the date of the annual meeting. In its Procedural Deficiencies Letter, the Company explained that even if the Schlossmans were the true proponents of the Proposal, they needed to provide the Company with a written statement that they intend to hold the requisite amount of securities through the date of the annual meeting of shareholders.

In Mr. Chevedden's Response Letter, he asserted that the Schlossmans intended to hold the requisite securities through the date of the annual meeting. This letter was signed only by Mr. Chevedden, however, and Mr. Chevedden did not provide any written or other evidence that the Schlossmans had authorized him to act as their proxy. The Company has not received any written correspondence from the Schlossmans, or signed by the Schlossmans, that provides the required statement of an intent to hold the requisite securities through the date of the annual meeting.

The Commission has previously noted that, "Regardless of the form of documentation utilized, the proponent is required to submit a written statement that he intends to continue beneficial ownership through the meeting date." SEC Release 34-25217 (Dec. 21, 1987). The Staff has recognized that a restricted or otherwise qualified statement of intent is inadequate. See Amvesters Financial Corporation (Jan. 3, 1996). The Staff has also repeatedly recognized the excludability of a proposal under Rule 14a-8(f) when the proponent does not provide a timely, written statement of intent to hold required by Rule 14a-8(b)(2) in response to a specific request for such statement. See, e.g., Dole Food Co. (Mar. 16, 2001); Exxon Mobil Corp. (Jan. 23, 2001).

In this case, the Schlossmans have not themselves submitted or signed any statement that they intend to hold the requisite securities through the date of the next annual meeting of the Company's shareholders. The 14-day period for correction under Rule 14a-8(f)(1) has now lapsed, and the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(f).

B. The Proposal Violates the Proxy Rules

A shareholder proposal may also be omitted under Rule 14a-8(i)(3) if the proposal or supporting statement is contrary to any of the Securities and Exchange Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. As we will demonstrate with specific examples in the paragraphs that follow, the Proposal is filled with statements that are false and misleading. Mr. Chevedden has frequently been ordered by the Staff to correct mistatements in his proposals. See, e.g., General Motors Corporation (Apr. 10, 2000); Honeywell International (Mar. 2, 2000). For ease of reference, the Company's discussion of examples of the various unsupported and/or inaccurate statements in the Proposal follows the order in which such statements are made in the Proposal.

- The Paragraph Following "In the view of certain institutional investors...". Mr. Chevedden fails to identify which institutional investors hold this view, or set forth any foundation that he has for making this statement.

- The Three Sentences Following the Bold-Text Heading "Respected Independent Recommendations...".

- The first sentence under this heading asserts that "Many institutional investors recommend companies seek shareholder approval of future severance agreements." Mr. Chevedden fails to identify any institutional investors that make this recommendation, or set forth any foundation that he has for making this statement.

- The second sentence asserts that CalPERS recommends "shareholder approval of these types of agreements in their proxy voting guidelines," and provides a link to a web site. The Company has examined the document located at the web site address provided by Mr. Chevedden (entitled "Corporate Governance Core Principles and Guidelines", Apr. 14, 1998, The California Public Employees Retirement System), however, and we did not find any such recommendation.

- The third sentence asserts that the Council of Institutional Investors ("CII") "favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary," and includes a citation to the CII's web site. In the "Corporate Governance Policies" located on CII's web site, however, the CII recommends requiring shareholder approval of agreements "permitting or granting any executive ... any amount in excess of two times that person's average annual compensation for the previous three years." The Company notes that "average annual compensation" would include, at a minimum, annual bonus compensation as well as annual base salary. Mr. Chevedden's characterization is thus inaccurate.

In this case, the Company believes the omissions and defects in the Proposal are so pervasive that Rule 14a-8(i)(3) justifies omission of the Proposal. However, if the Proposal cannot be omitted, the Company believes, at a minimum, that Mr. Chevedden should be required to correct the deficiencies described above. As can be seen above, in the two instances where Mr. Chevedden provided an adequate citation, the Company was able to check Mr. Chevedden's assertions and found them both to be inaccurate. The Company would appreciate an opportunity to check and, if appropriate, challenge the remainder of the currently unsubstantiated claims in the Proposal.

C. Mr. Chevedden's Proposal is Substantially Duplicative of the CRPTF Proposal, and if the CRPTF Proposal is Included in the Proxy Materials the Company May Omit Mr. Chevedden's Proposal Pursuant to Rule 14a-8(i)(11)

The CRPTF Proposal, which the Company received on December 6, 2001, also requests the Company to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding a particular level. Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting."

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). See, e.g., Verizon Communications (Jan. 31, 2001). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms of breadth or method. See, e.g., UAL Corp. (Mar. 11, 1994) (finding that a two-plank proposal for secret shareholder ballots was duplicative of a proposal for secret shareholder ballots that contained two identical planks but also added one limiting exception); Pinnacle West Capital Corp. (Mar. 16, 1993) (finding that a proposal to tie any bonuses to the amount of dividends paid to shareholders was substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $1.00 per share was paid).

In this case the core issue addressed by both the CRPTF Proposal and the Proposal is the severance pay policy of the Company. The two proposals are in fact virtually identical in substance: they both seek shareholder approval of future severance agreements with senior executives where the severance agreement would provide benefits in an amount exceeding a certain threshold. Although the applicable threshold in the two proposals is slightly different – the CRPTF Proposal would apply to agreements providing severance benefits in excess of two times the sum of the executive's base salary plus bonus, and the Proposal would apply to agreements providing severance benefits in excess of two times the executive's base salary – it is well established that the fact that two proposals addressing the same core issue differ in their extent does not serve to make them non-duplicative. See General Electric Co. (Feb. 9, 1994) (finding that a proposal asking the board of directors to assess the extent to which a subsidiary of the registrant portrayed violence on television in a socially detrimental manner was duplicative of a proposal asking for a similar assessment, in spite of the fact that the excluded proposal requested the board to address a greater number of issues relating to violence than the proposal that was retained).

Similarly, although the two proposals use different methods of implementation – the CRPTF Proposal requests the board of directors to seek shareholder approval of specified severance agreements, while the Proposal requests the board of directors to adopt a bylaw requiring shareholder approval of specified agreements – it is well established that the fact that two proposals addressing the same issue differ in their manner of implementation does not serve to make them non-duplicative. See Metromedia International Group, Inc. (Mar. 27, 2001) (finding that a proposal seeking to implement a bylaw allowing shareholders meeting certain eligibility requirements to call a special meeting was substantially duplicative of a proposal requesting the board of directors to adopt a resolution to amend the certificate of incorporation to permit any shareholder to call a special meeting).

The Company notes finally that the CRPTF Proposal and the Proposal appear to be derived from the same precedent. Both the resolution and the supporting statements of the two proposals contain significant blocks of identical language and turns of phrase. For example, the supporting statements of both proposals contain the following passage

"Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary" (this passage misstates the Council of Institutional Investors position, as we have noted above). The Company believes that the purpose of Rule 14a-8(i)(11) is to prevent undue cluttering of a registrant's proxy materials with duplicative proposals, and the resulting shareholder confusion. In this case, the Company believes that the Proposal (which was received by the Company after the CRPTF Proposal) is substantially duplicative of the CRPTF Proposal and that, if the Company includes the CRPTF Proposal in the Proxy Materials, the Company may exclude the Proposal pursuant to Rule 14a-8(i)(11).

III. Conclusion

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal (including both the resolution and the supporting statement) from its Proxy Materials for the reasons set forth in Sections II.A and II.B. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that the Proponent should be required to correct the deficiencies in the Proposal, and also the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials provided that the Company includes the CRPTF Proposal in the Proxy Materials.

By copy of this letter, the Company notifies Mr. Chevedden and Mr. Bernard Schlossman and Ms. Naomi Schlossman of its intention to omit the Proposal (including the resolution and supporting statement) from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

Attachments

cc: Mr. John Chevedden (w/attachments)
Mr. and Mrs. Bernard and Naomi Schlossman (w/attachments)

Attachment A
Facsimile from Mr. Chevedden to the Company
Dated December 10, 2001

To: Robert Eckert, Chairman, Mattel, Inc. (MAT)
December 10, 2001

3 - LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This 2002 rule 14a-8 proposal is submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872].

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These provisions seek to give our management the flexibility to implement a reasonable and comprehensive policy. These are the requested previsions of this unified policy:

1) This policy applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) This includes that golden parachutes not be given for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) This applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Because it may not always be practical to obtain prior shareholder approval, our company would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.

Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The Learning Co.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control can be more likely if our executives do not maximize shareholder value. Golden parachutes can allow our executives to walk away with millions of dollars even if shareholder value has suffered during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements. Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp. Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

In the interest of sustained shareholder value vote to:
LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.

Attachment B
The Company's Procedural Deficiencies Letter



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

December 20, 2001

VIA OVERNIGHT COURIER AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
Facsimile: 310-371-7872

Dear Mr. Chevedden:

I am in receipt of a communication transmitted on December 10, 2001 by facsimile from your facsimile number (310-371-7872) to Mr. Robert Eckert, Chairman of the Board and Chief Executive Officer of Mattel, Inc. ("Mattel"), containing a proposal (the "Proposal") entitled "3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES." The communication describes itself as a "2002 rule 14a-8 proposal submitted by Mr. and Mrs. Bernard Schlossman [through John Chevedden, FX: 310/371-7872]." There is no cover letter attached to the Proposal. The Proposal appears to have been drafted by you.

There are a number of eligibility and procedural defects with the Proposal. Pursuant to Rule 14a-8(f) promulgated under the Securities Exchange Act of 1934, as amended, we hereby notify you that if you fail to respond to me and correct each of these defects within the time designated under Rule 14a-8(f), Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Pursuant to Rule 14a-8(f), your response correcting the defects must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

We believe that you, rather than Mr. and Mrs. Schlossman, are actually the proponent of the Proposal. We note that you appear to have a practice of recruiting stockholders to act as the nominal proponents of proposals that have actually been drafted and are actually being made by you, and we are concerned that this practice is an abuse of the stockholder proposal process.

Because we believe that you are actually be the proponent of the Proposal, we are setting forth the procedural deficiencies that would apply if you were the proponent. In addition, we are setting forth the procedural deficiencies that would apply if Mr. and Mrs. Schlossman were deemed to be the proponents of the Proposal.

I. PROCEDURAL DEFICIENCIES IF YOU ARE THE PROPONENT OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove your ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own.

We have been informed by our transfer agent that you are not currently shown as a registered holder of any shares of Mattel stock. If you are a beneficial rather than a registered holder of voting securities, Rule 14a-8(b)(2) requires proof of your eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, you held the securities for at least one year or (2) if you have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that you have been a beneficial holder of Mattel shares for the required period. Thus, your beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

Second, the communication submitting the Proposal is defective in that it fails to include a written statement, required by Rule 14a-8(b), that you intend to continue to hold the requisite amount of Mattel securities through the date of Mattel's 2002 annual meeting of stockholders.

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

Fourth, Mattel regards your submission of the Proposal and the proposal submitted by you purportedly on behalf of John Gilbert, dated December 10, 2001, as two proposals submitted by you and therefore in violation of Rule 14a-8(c), which provides that a shareholder proponent may submit no more than one proposal for inclusion in our proxy materials. You can cure this defect by notifying us in writing which of the two ostensibly separate proposals you elect to advance and by withdrawing the other.

II. PROCEDURAL DEFICIENCIES IF MR. AND MRS. SCHLOSSMAN ARE DEEMED TO BE THE PROPONENTS OF THE PROPOSAL

First, the communication submitting the Proposal is defective in that it fails to prove ownership of Mattel voting stock in the manner required by Rule 14a-8(b). Under Rule 14a-8(b)(2), if a proponent of a stockholder proposal is a registered holder of a company's voting securities, the company can verify the proponent's eligibility on its own. We have been informed by our transfer agent that the Schlossmans are not currently shown as registered holders of any shares of Mattel stock. If the Schlossmans are beneficial rather than registered holders of voting securities, Rule 14a-8(b)(2) requires proof of their eligibility in one of two ways at the time of submitting the Proposal: (1) by submitting a written statement from the record holder of the securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Schlossmans held the securities for at least one year or (2) if the Schlossmans have filed a Schedule 13D, Schedule 13G, Form 4 and/or Form 5 reflecting ownership of the securities, by submitting certain documents described in Rule 14a-8(b)(2)(ii). Mattel has not received any documents intended to prove that the Schlossmans have been beneficial holders of Mattel shares for the required period. Thus, the Schlossmans' beneficial ownership of the requisite amount of Mattel voting stock must be proved in the manner set forth in Rule 14a-8(b).

In addition, the communication submitting the Proposal contains no evidence of your authority to submit the Proposal on behalf of the Schlossmans (e.g., signed written statement or power of attorney)

Second, the communication submitting the Proposal is defective in that it fails to state an intention on the part of the Schlossmans to continue to hold the required amount of Mattel stock through the date of Mattel's 2002 annual meeting of stockholders as required by Rule 14a-8(b).

Third, the Proposal is defective in that the Proposal, together with its supporting statement, exceeds the maximum length of 500 words set forth in Rule 14a-8(d).

III. MATTEL'S INTENTION TO EXCLUDE THE PROPOSAL

If I do not receive a response from you correcting the defects mentioned above within the required time period, Mattel intends to exclude the Proposal from Mattel's 2002 proxy statement. Mattel may also seek exclusion of the Proposal for other reasons as permitted under the rules of the Securities and Exchange Commission.

As noted in Mattel's 2001 proxy statement, please direct all future communications about stockholder proposals directly to my attention as Secretary of Mattel. My facsimile number is 310-252-2567.

Very truly yours,



Bob Normile
Secretary

cc: Mr. and Mrs. Bernard Schlossman

Attachment C
Mr. Chevedden's Response Letter

In response to the company request
To: Robert Normile, Mattel, Inc. (MAT)
FX: 310/252-3615, 310/252-2179
From: John Chevedden
January 2, 2002
This proposal is submitted by Mr. and Mrs. Bernard Schlossman and this submittal by Mr. and Mrs. Schlossman is implicitly accepted by the company through the company telephone call to Mr. Schlossman following the initial proposal submission. Rule 14a-8 entitles each shareholder to submit one proposal if cretin stock ownership requirements are met, as is the case here.
Mr. Schlossman has confirmed that he intends to hold the respective stock through the date of the annual meeting and intends to meet all rule 14a-8 requirements.
Broker confirmation included.



3 – LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES

This proposal is submitted by Mr. and Mrs. Bernard Schlossman

Shareholders request that our Board implement a Golden Parachute Policy bylaw which includes a comprehensive shareholder vote policy on golden parachutes. Objective: Link shareholder value to golden parachutes by maintaining reasonable limits on golden parachutes. These are the *requested provisions of this unified policy:*

1) Applies to total individual severance amounts that exceeds 200% of the senior executive's annual base salary.

2) Includes that golden parachutes be omitted for a merger with less than 50% change in control. Or for a merger approved but not completed. Or for executives who transfer to the successor company.

3) Applies to Future Severance Agreements which include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

4) Our Board is requested to seek the maximum flexibility to adopt the letter and spirit of this proposal.

5) Implementation is to be in accordance with applicable laws and would be in accordance with existing severance agreements or employment agreements that contain severance provisions.

6) Our company would have the discretion of seeking shareholder approval after the material terms of a severance agreement were tentatively agreed upon.

What shareholder value resulted from the $50 million golden parachute to ex-Mattel CEO Jill Barad?

1) Jill Barad's tenure is now the target of more than a dozen shareholder lawsuits alleging mismanagement.
2) Ms. Barad's greatest setback was her disastrous $3.5 billion acquisition of The Learning Co.

Source: *Wall Street Journal*

In the view of certain institutional investors ...

Golden parachutes have the potential to:

1) Create the wrong incentives
2) Reward mis-management

A change in control at our company may be more likely if our executives fail to maximize shareholder value. Golden parachutes can allow our executives to walk away with millions even if shareholder value suffers during their tenure.

The potential magnitude of golden parachutes for executives was highlighted in the failed merger of Sprint (NYSE: FON) with MCI WorldCom. Investor and media attention focused on the estimated $400 payout to Sprint Chairman William Esrey. Almost $400 million would have come from the exercise of stock options that vested when the deal was approved by Sprint's shareholders.

Another example of questionable golden parachutes is the $150 million parachute payout to Northrop Grumman executives after the merger with Lockheed Martin collapsed.

Respected Independent Recommendations on Golden Parachutes

Many institutional investors recommend companies seek shareholder approval of future severance agreements.

Institutional investors, such as the California Public Employees Retirement System (CalPERS), have recommended shareholder approval of these types of agreements in their proxy voting guidelines www.calpers-governance.org/principles/domestic/us/page01.asp

Also, the Council of Institutional Investors www.cii.org favors shareholder approval if the amount payable exceeds 200% of a senior executive's annual base salary.

LINK SHAREHOLDER VALUE TO GOLDEN PARACHUTES
YES ON 3

Text above the first horizontal line and below the second horizontal line are not submitted for proxy publication.

The company is requested to insert the correct proposal number based on the time ballot proposals are initially submitted.

The above format is intended for unedited publication in all proxy materials including each ballot with the company raising in advance any typographical question.

The above format contains the emphasis intended.



4075 Sorrento Valley Blvd.
San Diego, CA 92121

December 31, 2001

Bernard & Naomi Schlossman
10923 Rathburn Ave
Northridge, CA 91326-2854

Re: Account # 880-3092

Dear Mr. & Mrs. Schlossaman,

The above mentioned account currently holds an investment of at least $2000 in the below listed company and have held this investment since of October 01,2000 continuously without making any withdrawals.

MATTEL INC

Please call customer service at 1-800-934-4448 if you have any questions regarding this matter.

Thank you,

Jeff Lombardi
TD Waterhouse
Customer Care

Attachment D
The CRPTF Proposal


STATE OF CONNECTICUT
TREASURER'S OFFICE

Re: Shareholder Resolution submitted by the Connecticut Retirement Plans & Trust Funds

STOCKHOLDER PROPOSAL CONCERNING SEVERANCE AGREEMENTS WITH EXECUTIVES

RESOLVED, that the shareholders of Mattel, Inc. (the "Company") urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus. "Future severance agreements" include agreements renewing, modifying or extending existing severance agreements or employment agreements that contain severance provisions.

SUPPORTING STATEMENT

During 1999 (according to the Company's proxy statement) the total shareholder return for holders of Mattel stock was a loss of 43%. During this same period the S&P 500 increased 21% and the Peer Group Average (Entertainment, Recreation Products, and Toys Group) increased 17%.

In light of this poor performance, in February 2000 the Mattel Board of Directors removed Jill Barad as Chairman and Chief Executive Officer.

According to the Investor Responsibility Research Center (IRRC), Jill Barad's severance payment included $26.4 million in cash, the balance of her $3 million home loan waived, a $4.2 million loan forgiven, and $709,000 a year for life in retirement benefits. Noted compensation expert Graef Crystal estimated the total value of the severance agreement at $50 million. The payments granted by the Board were in excess of the amount to which she was entitled under her employment contract.

We recognize that severance agreements such as those the Company has entered into with Ms. Barad and other senior executives may be appropriate in some circumstances. However, given the magnitude of the benefits payable under such agreements, and the effect of the agreements upon a change of control of the Company, we believe that Mattel should seek shareholder approval of any future such agreements.

Because it may not always be practical to obtain prior shareholder approval, Mattel would have the option under this proposal of seeking approval after the material terms of the agreement were agreed upon.

Institutional investors such as the California Public Employees Retirement System have recommended shareholder approval of these types of agreements in their proxy voting guidelines. Also, the Council of Institutional Investors favors shareholder approval if the amount payable exceeds 200% of the senior executive's annual base salary.

For these reasons we urge shareholders to vote FOR this proposal.

December 6, 2001

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Mr. Bob Normile
Senior Vice President, General Counsel,
and Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Ms. Normile:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,



Bernard Schlossman



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

February 6, 2002

Sent Via Overnight Mail / Fax (202) 942-9525
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc.
Stockholder Proposal Submitted by John Chevedden Purportedly on Behalf of Bernard Schlossman and Naomi Schlossman

Ladies and Gentlemen:

On January 17, 2002, we submitted a request for no-action relief with regard to a proposal submitted to Mattel, Inc. (the "Company") for inclusion in the Company's proxy statement for its 2002 annual meeting of stockholders. The proposal was submitted by John Chevedden, purportedly on behalf of Bernard Schlossman and Naomi Schlossman.

Subsequent to submitting our request for no-action relief, we received the attached letter from Mr. Schlossman dated January 21, 2002, indicating that he is withdrawing any and all shareholder proposals that were submitted under his name in the last twelve months and stating that "John Chevedden may no longer submit shareholder proposals on my behalf." A copy of Mr. Schlossman's letter is attached hereto as Attachment A.

In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachment to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. Please feel free to call the undersigned at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,

Bob Normile
Senior Vice President and General Counsel

BN/mec
Attachment

cc: Mr. John Chevedden (w/attachment)
Mr. and Mrs. Bernard and Naomi Schlossman (w/attachment)

I:\data\wpdocs\normile\corresp\2002\2002-016.doc

Attachment A
Letter from Mr. Schlossman to the Company
Dated January 21, 2002

10923 Rathburn Avenue
Northridge, CA 91326
January 21, 2002

Mr. Bob Normile
Senior Vice President, General Counsel,
and Secretary
Mattel, Inc.
333 Continental Blvd.
El Segundo, CA 90245-5012

Dear Ms. Normile:

I hereby withdraw any and all shareholder proposals that were submitted under my name in the past twelve months. John Chevedden may no longer submit shareholder proposals on my behalf.

Please call me at (818) 366-1186 if you have any questions or need anything else in writing to cause the shareholder proposal(s) to be withdrawn.

Sincerely,



Bernard Schlossman



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2002

Bob Normile
Senior Vice President
General Counsel & Secretary
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Re: Mattel, Inc.

Dear Mr. Normile:

This is in regard to your letter dated February 6, 2002 concerning the shareholder proposal submitted by Mr. and Mrs. Bernard Schlossman for inclusion in Mattel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Mattel therefore withdraws its January 17, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski
Attorney-Advisor

cc: Mr. and Mrs. Bernard Schlossman
10923 Rathburn Avenue
Northridge, CA 91326



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

March 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. – Stockholder Proposal of John Chevedden Purportedly Submitted on Behalf of John Gilbert

Ladies and Gentlemen:

On January 17, 2002, we notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by John Chevedden, purportedly on behalf of John Gilbert, to the Company by facsimile on December 10, 2001 (the "Proposal"). In my letter to you of January 17, 2001 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Original Proposal from the Proxy Materials.

The Company received a series of substantially similar letters sent from Mr. Chevedden to the Staff, dated January 20, 2002, January 25, 2002, and February 1, 2002. On February 20, 2002, we mailed to you a letter providing the Company's rebuttal to these letters (the "Company Rebuttal"). The Company subsequently received another letter from Mr. Chevedden, dated February 16, 2002 (the "Latest Chevedden Response", attached hereto as Attachment A), which is also substantially similar to his earlier letters. The Company does not believe that Mr. Chevedden raises any significant arguments in the Latest Chevedden Response, which is largely repetitive of and overlapping with his earlier correspondence, creating a further burden on the Company's time and resources and those of the Staff. The Company continues to believe that it may exclude the Proposal from the Proxy Materials for each of the reasons given in its Request Letter:

(1) the Proposal, if implemented, would violate the Delaware General Corporation Law (the "DGCL"), to which the Company is subject, and therefore it may be excluded under Rule 14a-8(i)(2);

(2) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8(b) and therefore the Proposal may be excluded under Rule 14a-8(f); and

(3) the Proposal violates the proxy rules and therefore it may be excluded under Rule 14a-8(i)(3).

The Request Letter and Company Rebuttal set forth our reasons to exclude the Proposal from the Proxy Materials in more detail, and rather than restate all of these arguments we refer you to those documents for a more comprehensive analysis of the Company's position.

Although we believe that most of Mr. Cheveden's comments in the Latest Chevedden Response are frivolous and do not merit a response, we would like to make several observations with respect to two no-action letters that are cited in the Latest Chevedden Response.

Mr. Chevedden notes in the sixth sentence of his "2)" argument (bottom of page 1) that the Staff did not grant no-action relief in General Motors (March 27, 2001), which involved a proposal similar to the Proposal submitted to the Company. We do not think that the General Motors no-action letter has any relevance, as General Motors did not seek to exclude the proposal pursuant to Rule 14a-8(i)(2) or Rule 14a-8(f). The only ground for exclusion raised by General Motors was that the proposal included false and misleading statements in violation of the proxy rules and therefore was excludable pursuant to Rule 14a-8(i)(3). Even in that limited regard, there are important differences between the misstatements that are identified by General Motors in its no-action letter and those identified in the Company's Request Letter.

Mr. Chevedden also cites, in the eighth sentence of his "2)" argument (top of page 2), the Weyerhaeuser Co. (Feb. 6, 2002) no-action letter, which involved a proposal similar to the Proposal (although not in the form of a bylaw amendment). Again, this letter is not relevant as it involves legal arguments that are very different from those in our case. Among other things, the Weyerhauser letter involved an interpretation of Washington law, as opposed to Delaware law. The Company is governed by Delaware law, as was the case in General Dynamics (Mar. 5, 2001), which we previously cited in our letter to you, and in which the Staff granted no-action relief on Rule 14a-8(i)(2) grounds with regard to a proposal similar to the Proposal submitted to the Company.

The argument advanced by Weyerhaeuser under Rule 14a-8(i)(2), moreover, is very different from the argument under Rule 14a-8(i)(2) that the Company has made. Whereas the Company has argued that the implementation of the Proposal would conflict with Delaware law because, among other reasons, Delaware law prohibits a board of directors from abdicating its duty to exercise diligently their responsibilities as managers of the corporation and delegating its responsibilities to the shareholders on such matters (supported by the opinion of the Company's Delaware counsel), Weyerhauser by contrast focused its 14a-8(i)(2) argument on a potential conflict with a business combination act and the fact that an amendment to the charter of a Washington company must be initiated by the board. These are not arguments made or relied on in the Request Letter and accompanying opinion of Richards, Layton & Finger, the Company's Delaware counsel. We continue to believe that the Proposal recommends the adoption of a bylaw which, if adopted, would cause the company to violate Delaware law.

* * * * *

For the reasons provided in the Request Letter and the Company Rebuttal, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that Mr. Chevedden should be required to correct the deficiencies in the Proposal.

We are enclosing six copies of this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

cc: Mr. John Chevedden (w/attachment)
Mr. John Gilbert (w/attachment)

ATTACHMENT “A”

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 16, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (MAT)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the Mattel, Inc. (MAT) no action request. It is believed that MAT must meet the burden of proof under rule 14a-8.

This is in addition to the January 25, 2002 and February 1, 2002 investor party letters.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

Page 2) [2 corresponds to the page number in the company no action request]
2) The company 26-page opinion does not reconcile its conclusion with the 26 pill proposals won an average 57% yes-no vote in 2000.
2) General Dynamics Corporation (March 5, 2001) does not specify the reason for the Staff view other than a general reference to an opinion on specific text that is unquestionably different than the text at issue here.
2) A 26-page opinion for an individual shareholder is beyond the scope of simple and inexpensive provision that the company cites as supporting its position.
2) This opinion begins a discussion with a conclusion that no Delaware case addresses this proposal subject.
2) This opinion uses weasel words like:
"Most commentators believe..."
"Although we are not aware ..." on the 25th page just prior to the conclusion.
"We do not believe a Delaware court would be persuaded ..." on the 25th page just prior to the conclusion.

2) The Staff view on this proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
2) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."

2) Additionally the Staff view on this proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
2) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.
2) Part-Whole Fallacy:
The General Dynamics proposal had the following additional text that is not in this 2002 proposal:
"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."
2) The company commissioned a 26-page opinion to address a 500-word proposal.
2) On page 25 this opinion expresses some of its numerous limitations.
2) The opinion says on page 25 that although we are not aware of any decision that addresses a certain distinction we do not believe that a Delaware court would be persuaded by it.

Page 5)
5) The company raises the bar higher for its own burden of proof by stating:
"Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views."
5)In other words a simple and inexpensive way for shareholders to communicate with other shareholders.
5) The company contradicts this point by hiring a 26-page opinion.
5) The company does not provide a base for a special reason for a restriction on individual freedom of association to justify preventing Mr. Gilbert from sharing his long-standing corporate governance concerns with other shareholders.
5) Ignorance is an asset fallacy:
The company explicitly claims ignorance of Mr. Gilbert and his brother attending the company annual meetings and sharing their long-standing corporate governance concerns with other shareholders.

Page 6)
6) The company makes a statement on page 6 that goes against its pet theory and raises the bar for the company burden of proof:
The company said it is acceptable for one investor to "acquire" another stock market investor's "experience" in "addressing ... concerns with the company."
6) The company does not explain why the company "acquire" statement would make it inconsistent for two investors to "acquire" each other's "experience" in "addressing ... concerns with the company."
6) The company does not explain why the company has not addressed Mr. John Gilbert's extensive experience with shareholder proposals.
6) The company does not explain why it has not provided evidence to support its unsupported claim that the poison pill topic here, which often receives majority yes-no votes, --could only be one investor's agenda, is simply one individual's agenda.
6) The company does not address a reasonable question that follows from its claim:
Where would the company theory draw the line so that it would not be outlawed for an investor to copy a well-constructed proposal and submit it to a different company.

6) The company raises the bar for itself by stating, "[Mr. Chevedden] was truly acting as a proxy for interested shareholders."
6) The company does not claim all three key issues in TRW (i ,ii, iii) apply to Mattel exactly as they are claimed to have applied in TRW.
6) The company does not claim that if TRW were decided in 2002 the results would be exactly the same.
6) The attached article gives evidence of the Gilbert Family's long-standing concerns in corporate governance.
6) The company has provided no evidence to challenge that Mr. John Gilbert has long-standing *independent concerns on corporate governance.*
6)The company has provided no evidence that it would be a company public relations *coup d'état* to exclude the proposal of a long-standing supporter of corporate governance based on a non-specific analogy to TRW.

Page 7)
7) The company made a charge that should not be made lightly:
"Bad faith"
7) The company made a charge in one paragraph starting at the bottom of page 7 for which it lacks support in the company 47-page package:
"Bad faith"

Page 8)
8) The company does not explain why it failed to disclose the names of the parties involved in the company and investor party meeting "prior to the annual meeting."
8) The company gives particular emphasis to this company meeting prior to the annual meeting.
8) The company's own words of emphasis are:
"In an additional effort [for the company] to be responsive ...."
8) The company omission of the persons involved would seem to be against the company interest in both:
(a) The company meeting its burden of proof
and
(b) The company credibility in remembering details of the meeting and the annual meeting.
8) Thus the company seems to omit a key point to establish credibility for the company volunteered good-faith claim:
"In an additional effort to be responsive ...."
8) The company raises the bar, by claiming it overachieves in --

8) The company does not disclose why it makes the potentially misleading statement that the *annual meeting "took place later that year."*
8) The company does not disclose why it omitted the number of days that separated the investor party meeting and the annual meeting that would be consistent with the "later that year" company text.

8) The company does not claim that the company's conduct and the conduct of the company Chairman at the 2001 shareholder meeting was consistent with *The American Bar Association's Handbook for the Conduct of Shareholders' Meetings*, copyright 2000.
8) Yet the company does admit that the Chairman was fully responsible:
"when the chairman finally requested ..."

8) Additionally the company had qualified corporate governance employees at the meeting availableto advise the Chairman.
8) The company does not provide evidence for the company theory that a company belief on a rule 14a-8 issue should make it obvious that the investor party should conform precisely as directed by the stuffed-shirt company letter based on an unsupported belief.

Page 9)
9) There is no company claim that an unspecified and immaterial different "version" of a "statistic" is a substantive issue for debate during the peak proxy season.
9) In the paragraph immediately after this immaterial issue the company raises the bar for company credibility by concludingits request with a claim of something "so pervasive" that the the outcome should be overwhelmingin its favor.
entire proposal should be excluded.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,



John Chevedden
cc: MAT
John Gilbert

Lewis Gilbert, 86, Advocate of Shareholder Rights

N.Y. TIMES By LEONARD SLOANE Dec. 8, 1993

Lewis D. Gilbert, an advocate of shareowner rights and one of the first gadflies to speak out at annual meetings on behalf of small stockholders, died yesterday at Lenox Hill Hospital. He was 86 and lived in Manhattan.

The cause of death was a heart ailment, said his brother, John J., who worked with Lewis for 40 years in publishing an annual compendium of stockholder activities at corporate meetings.

Mr. Gilbert, who attended 100 or more annual meetings for more than 50 years, fought to bring what he called corporate democracy to major American corporations. By persistently questioning chief executive officers — some of them considered it badgering — he succeeded in getting more companies to hold annual meetings in accessible locations, to issue post-meeting reports, to limit stock options for executives and to require their auditors to attend the meetings.

'A Lonely Voice'

"A lot of the ideas that the Gilberts pushed for for many years to make boards accountable to shareholders have become real," said James E. Heard, the president of Institutional Shareholder Services, which advises large institutions on voting at annual meetings. "They were a lonely voice out there for a long time and a lot of what they were saying has relevance today."

Lewis Dusenberry Gilbert, who was financially independent as a result of inheritances from his parents and grandparents, was born in Palo Alto, Calif. He worked briefly as a reporter for weekly newspapers in the New York metropolitan area. In 1933, he went to his first annual meeting at the Consolidated Gas Company, which later became part of Consolidated Edison.

"I expected to be welcomed cordially and to be treated like one of the owners," he later said. "I got up to ask a question, but before I had a chance to say anything, one of the officers sitting in the back of the room made a motion to adjourn."

As a result of that experience, Mr. Gilbert undertook a crusade to make corporate executives more responsive to the stockholders who owned their corporations. Despite being cold-shouldered by many managements and hissed by some other shareholders, he continued to appear regularly at annual meetings to voice his views. He attended his last annual meetings in 1992.

Small Blocks of Stock

At the peak of his influence, Mr. Gilbert, with his family, owned relatively small blocks of stock in about 1,500 corporations. He once said that he and his brother live on "dividends and interest — just like everyone else."

Mr. Gilbert's very appearance at an annual meeting often had an upsetting effect on many chief executives, including one who told him to "drop dead" and another who threatened him with a punch in the nose. The motions he proposed from the floor were frequently defeated, but he also won victories on such matters as updated accounting procedures and cumulative voting for directors.

Mr. Gilbert, who was an Army Corporal in World War II, did battle with Generals Douglas MacArthur and Lucius D. Clay when he discovered that they did not own shares of companies of which they were directors, Remington Rand and Marine Midland. Both generals bought stock in those corporations after Mr. Gilbert's remarks.

He also crossed swords with former New York Gov. Thomas E. Dewey, who at one time served as special counsel for the New York Central Railroad and at a 1957 meeting told Mr. Gilbert to "shut up."

The annual report of activities by stockholders at annual meetings, issued by Lewis D. and John J. Gilbert Corporate Democracy Inc., was published until 1979. Lewis Gilbert also wrote a book about corporate democracy, "Dividends and Democracy," in 1956.

Mr. Gilbert is survived by his brother.



Lewis D. Gilbert



Mattel, Inc.

Bob Normile
SENIOR VICE PRESIDENT
GENERAL COUNSEL & SECRETARY
Phone: (310) 252-3615
Fax: (310) 252-2567/3861

333 Continental Boulevard
El Segundo, California 90245-5012
Phone: (310) 252-2000
Telex: 188155 or 188170

March 27, 2002

Sent Via Overnight Mail / Fax (202) 942-9525

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Mattel, Inc. – Stockholder Proposal of John Chevedden Purportedly Submitted on Behalf of John Gilbert

Ladies and Gentlemen:

On January 17, 2002, we notified you of the intention of Mattel, Inc., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (together, the "Proxy Materials") the proposal submitted by John Chevedden, purportedly on behalf of John Gilbert, to the Company by facsimile on December 10, 2001 (the "Proposal"). In my letter to you of January 17, 2001 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

The Company received a series of substantially similar letters sent from Mr. Chevedden to the Staff, dated January 20, 2002, January 25, 2002, February 1, 2002 and February 16, 2002. We have previously sent to you two letters, dated February 20, 2002 and March 4, 2002, providing a response to the stream of letters sent by Mr. Chevedden.

The Company recently received two more letters from Mr. Chevedden, dated March 1, 2002 and March 8, 2002 (the "March Letters," attached hereto as Attachment A), which are also substantially similar to his earlier letters and which continue his style of making largely overlapping comments and declarations. The Company does not believe that Mr. Chevedden raises any significant arguments in the March Letters, and continues to believe that it may exclude the Proposal from the Proxy Materials for each of the reasons given in its Request Letter:

(1) the Proposal, if implemented, would violate the Delaware General Corporation Law (the "DGCL"), to which the Company is subject, and therefore it may be excluded under Rule 14a-8(i)(2);

(2) Mr. Chevedden has failed to comply with the eligibility and procedural requirements of Rule 14a-8(b) and therefore the Proposal may be excluded under Rule 14a-8(f); and

(3) the Proposal violates the proxy rules and therefore it may be excluded under Rule 14a-8(i)(3).

The Request Letter and subsequent correspondence from the Company set forth our reasons to exclude the Proposal from the Proxy Materials in more detail, and rather than restate all of these arguments we refer you to those documents for a more comprehensive analysis of the Company's position.

Although we believe that Mr. Cheveden's comments do not merit a response, we would like to note that Mr. Chevedden identifies six new no-action letters in the first two sentences of his ">>2)" argument (bottom of page 1 of his letter dated March 1, 2002) and points out that the Company has not explained how these letters (which were all issued after the date of the Request Letter) are consistent with the Company's argument presented in the Request Letter. We would like to point out that among other differences, not one of the registrants in these six letters – American Home Products (Feb. 27, 2002), Allstate Corp. (Feb. 18, 2002), Fortune Brands, Inc. (Jan. 25, 2002), Kimberly-Clark Corp. (Feb. 1, 2002), UAL Corp. (Feb. 1, 2002), and Northwest Airlines (Feb. 5, 2001) – raised any argument under Rule 14a-8(i)(2), much less the same argument as presented in the Request Letter. Once again, Mr. Chevedden has decided to forego reasonable dialogue in favor of misleading references, which do little but waste the time and resources of the Company and the Staff.

In his letter dated March 8, 2002, Mr. Chevedden contends that the statement that "[t]he Company has also been informed by its outside legal counsel that such a bylaw would be a violation of Delaware law" may not be included in the company's statement in opposition to the Proposal in the Company's Proxy Materials, on the ground that such a statement would be in violation of Rules 14a-8 and 14d-9. We disagree. The opinion of the Company's outside legal counsel, submitted with the Request Letter, explicitly states that the bylaw proposed by Mr. Chevedden, if implemented by the Company, would not be valid under Delaware law.

* * * * *

For the reasons provided in the Request Letter and the Company Rebuttal, as supplemented above, the Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. Alternatively, if the entire Proposal may not be omitted, the Company requests the concurrence of the Staff that Mr. Chevedden should be required to correct the deficiencies in the Proposal.

We are enclosing six copies of this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at (310) 252-3615 with any questions or comments regarding the foregoing.

Very truly yours,



Bob Normile
Senior Vice President and General Counsel

cc: Mr. John Chevedden (w/attachment)
Mr. John Gilbert (w/attachment)

Attachment A

Letters from Mr. Chevedden dated March 1, 2002 and March 8, 2002

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 1, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (MAT)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

This is respectfully submitted in response to the Mattel, Inc. (MAT) no action request. It is believed that MAT must meet the burden of proof under rule 14a-8.

This letter is in part to address the company February 20, 2002 letter.
This company letter includes a blanket statement that it will not respond to most of the points in the rebuttal of the company no action request letter.
This letter is in addition to the January 25, 2002, February 1, 2002 and February 16, 2002 investor party letters.
New items indicated by >> before the number such as ">> 2)."

The following points may be weaknesses in the company attempt to meet its burden of proof.
This includes the burden of production of evidence.

Page 2) [2 corresponds to the page number in the company no action request]
>> 2) The company does not explain how its theory is still consistent with the following 2002 Staff letters that do not concur with excluding poison pill proposals:
American Home Products (February 27, 2002)
Allstate Corporation (February 18, 2002)
Fortune Brands, Inc. (January 25, 2002)
Kimberly-Clark Corporation (February 1, 2002)
UAL Corporation (February 1, 2002)
Weyerhaeuser Company (February 6, 2002)
>> 2) Also in Northwest Airlines Corporation (February 5, 2001) the Staff referred to the requested rule 14a-8(i)(1) exclusion as "unable to concur."
Northwest Airlines included an opinion by the same firm which Mattel now uses.
>> 2) The Northwest opinion letter has many of the same elements of the Mattel opinion letter.
>> 2) The company does not distinguish the Northwest proposal from the Mattel proposal.

2) The company 26-page opinion does not reconcile its conclusion with the 26 pill proposals won an average57% yes-no vote in 2000.
2) General Dynamics Corporation (March 5, 2001) does not specify the reason for the Staff view other than a generalreferenceto an opinion on specific text that is unquestionably different than the text at issue here.
2) A 26-page opinion for an individualshareholder is beyond the scope of simple and inexpensive provision that the company cites as supporting its position.
2) This opinion begins a discussion with a conclusion that no Delaware case addresses this proposal subject.
2) This opinion uses weasel words like:

"Most commentators believe..."

"Although we are not aware ..." on the 25th page just prior to the conclusion.

"We do not believea Delaware court would be persuaded ..." on the 25th page just prior to the conclusion.

2) The Staff view on this proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
2) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit adoption or maintenanceof a shareholder rights plan without shareholder approval."
2) Additionally the Staff view on this proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
2) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.
2) Part-Whole Fallacy:
The General Dynamics proposal had the following additional text that is not in this 2002 proposal:
"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."
2) The company commissioneda 26-page opinion to address a 500-word proposal.
2) On page 25 this opinion expresses some of its numerous limitations.
2) The opinion says on page 25 that although we are not aware of any decision that addresses a certain distinction we do not believethat a Delaware court would be persuaded by it.

Page 5)
>> 5) It is believed that the company did not question whether the proponent representative personally owned company stock in the course of publishing a proposal in this same topic area in the company 2000 definitive proxy.
>> 5) The company does not address a reason for this practice to not extend to Mr. Gilbert's submittal.

5) The company raises the bar higher for its own burden of proof by stating:
"Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views."
5)In other words a simple and inexpensive way for shareholders to communicate with other shareholders.

5) The company contradicts this point by hiring a 26-page opinion.
5) The company does not provide a basis for a special reason for a restriction on individual freedom of association to justify preventing Mr. Gilbert from sharing his long-standing corporate governance concerns with other shareholders.
5) Ignorance is an asset fallacy:
The company explicitly claims ignorance of Mr. Gilbert and his brother attending the company annual meetings and sharing their long-standing corporate governance concerns with other shareholders.

Page 6)
6) The company makes a statement on page 6 that goes against its pet theory and raises the bar for the company burden of proof:
The company said it is acceptable for one investor to "acquire" another stock market investor's "experience" in "addressing … concerns with the company."
6) The company does not explain why the company "acquire" statement would make it inconsistent for two investors to mutually "acquire" each other's "experience" in "addressing … concerns with the company."
6) The company does not explain why the company has not addressed Mr. John Gilbert's extensive experience with shareholder proposals.
6) The company does not explain why it has not provided evidence to support its unsupported claim that the poison pill topic here, which often receives majority yes-no votes, could only be one investor's agenda.
6) The company does not address a reasonable question that follows from its claim:
Where would the company theory draw the line so that it would not be outlawed for an investor to copy a well-constructed proposal and submit it to a different company.

6) The company raises the bar for itself by stating, "[Mr. Chevedden] was truly acting as a proxy for interested shareholders."
6) The company does not claim all three key issues in TRW (i ,ii, iii) apply to Mattel exactly as they were claimed to have applied in TRW.
6) The company does not claim that if TRW were decided in 2002 the results would be exactly the same.
6) The attached article gives evidence of the Gilbert Family's long-standing concerns in corporate governance.
6) The company has provided no evidence to challenge that Mr. John Gilbert has long-standing independent concerns on corporate governance.

>> 6) In dealing with a distinguished pioneer in corporate governance concern, John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
6)The company has provided no evidence that it would be a company public relations *coup d'état* to exclude the proposal of a long-standing supporter of corporate governance based on a non-specific analogy to the TRW case.

>> 6) The company February 20, 2001 letter on Mr. Gilbert's proposal omits that Mr. Schlossman's corporate governance concerns were expressed in the company two-vs.-one telephone call.
>> 6) The company conveniently omits that during the 2-to-1 conversation Mr. Schlossman addressed the $50 million golden parachute for the company's recently fired CEO.
>> 6) And that the company's answer was simply we hope it does not happen again.

>> 6) The company does not claim that Mr. Schlossman lacks long-standing corporate governance convictions and concerns.
>> 6) The company does not acknowledge Mr. Schlossman's comments at a previous Mattel annual meeting which were quoted in the media.
>> 6) The company does not address whether Mr. Schlossman's withdrawal of his proposal is evidence that Mr. Schlossman speaks for his proposal.
>> 6) The company acceptance of Mr. Schlossman's letter seems to be an implicit company acceptance that Mr. Schlossman speaks for his proposal.

Page 7)

7) The company made a charge that should not be made lightly:
"Bad faith"
7) The company made a charge in one paragraph starting at the bottom of page 7 for which it lacks support in the company 47-page package:
"Bad faith"

Page 8)

>> 8) The company lets stand the following rebuttal of the false company charge of bad faith.
8) The company does not explain why it failed to disclose the names of the parties involved in the company and investor party meeting "prior to the annual meeting."
8) The company gives particular emphasis to this company meeting prior to the annual meeting.
8) The company's own words of emphasis are:
"In an additional effort [for the company] to be responsive ...."
8) The company omission of the persons involved would seem to be against the company interest in both:
(a) The company meeting its burden of proof
and
(b) The company credibility in remembering details of the meeting and the annual meeting.
8) Thus the company seems to omit a key point to establish credibility for the company volunteered good-faith claim:
"In an additional effort to be responsive ...."
8) The company raises the bar of credibility for itself by claiming it overachieves in addressing shareholder concerns.

8) The company does not disclose why it makes the potentially misleading statement that the annual meeting "took place later that year."
8) The company does not disclose why it omitted the number of days that separated the investor party meeting and the annual meeting that would be consistent with the "later that year" company text.

8) The company does not claim that company conduct and the conduct of the company Chairman at the 2001 shareholder meeting was consistent with *The American Bar Association's Handbook for the Conduct of Shareholders' Meetings*, copyright 2000.
8) Yet the company does admit that the Chairman was fully responsible:
"when the chairman finally requested ..."
8) Additionally the company had qualified corporate governance employees at the meeting available to advise the Chairman.

8) The company does not provide evidence for the company theory that a company belief on a rule 14a-8 issue should make it obvious that the investor party should conform precisely as directed by the stuffed-shirt company letter based on an unsupported belief.
>> 8) The company lets stand the above rebuttal of the false company charge of bad faith.

Page 9)
9) There is no company claim that an unspecified and immaterial different "version" of a "statistic" is a substantive issue for debate during the peak proxy season.
9) In the paragraph immediately after this immaterial issue the company raises the bar for company credibility by concluding its request with a claim of something "so pervasive" that the the outcome should be overwhelming in favor of the company.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,



John Chevedden
cc: MAT
John Gilbert

February 5, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northwest Airlines Corporation
Incoming letter dated December 21, 2000

The proposal requests that Northwest not adopt or maintain a shareholder rights plan without shareholder approval.

We are unable to concur in your view that Northwest may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Northwest may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Northwest may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the words "who may be viewed as a back-seat ex-president of Northwest" and "(also poor attendance)," and

- provide factual support in the form of a reference to a specific edition of Business Week for the sentence in the supporting statement that begins "Corporate governance experts . . . " and ends " . . . – *Business Week*," or that sentence may be omitted.

Accordingly, unless the proponent provides Northwest with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Northwest omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Michael D. V. Coco
Attorney-Advisor

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

March 8, 2002
Via Airbill

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Mattel, Inc. (MAT)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic
Poison Pill Vote

Ladies and Gentlemen:

The following responds to the company March 4, 2002 letter:
1) With the burden of proof, the company begins with a blanket derogatory belief statement on the rebuttal of company claims.
1) The company then gives dubious support for its blanket verbiage.
1) The company claims that the proponent party has created a "further burden" by submitting only a small fraction of the paperwork compared to the paperwork the company has submitted.

2) After the first company belief claim the company follows with an unsupported belief of "frivolous" comments.
2) No example or explanation of the purported "frivolous" comments is cited.
2) The company does not support its reliance on Richards, Layton & Finger by citing the pass-fail record of the firm's opinions to the Staff on poison pill proposals.
2) The company does not claim that it has monitored the following 2002 Staff letters that do not concur with excluding poison pill proposals:
American Home Products (February 27, 2002)
Allstate Corporation (February 18, 2002)
Fortune Brands, Inc. (January 25, 2002)
Kimberly-Clark Corporation (February 1, 2002)
2) The company then concludes with its 3rd blanket belief statement.

Company Opposing Text

The enclosed company opposing text illustrates the double standard that the company promotes for company text and undermines the company critique of shareholder text. After a rigorous critique of shareholder text the company may have forsaken reasonable standards of accuracy and support in its own text.

In other words the company seems to preach strict regulatory enforcement for shareholder text while practicing a lose standard for company text.

Thus it is possible that the company will issue a false and/or misleading definitive proxy. The following changes are believed needed in the company opposing text to be consistent with rule 14a-8 and 14-9.

In a stand-alone paragraph the company states:

"The company has also been informed by its outside legal counsel that such a bylaw would be a violation of Delaware law.

Thus the company suggests that the presentation of an illegal proposal was allowed after regulatory review.

The following text is from the March 1, 2002 proponent party letter:

This is respectfully submitted in response to the Mattel, Inc. (MAT) no action request. It is believed that MAT must meet the burden of proof under rule 14a-8.

This letter is in part to address the company March 4, 2002 letter.
This company letter includes a blanket statement that it will not respond to most of the points in the rebuttal of the company no action request letter.
This letter is in addition to the January 25, 2002, February 1, 2002, February 16, 2002 and March 1, 2002 investor party letters.

New items indicated by >> before the number such as ">> 2)."

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

Page 2) [2 corresponds to the page number in the company no action request]
>> 2) The company does not explain how its theory is still consistent with the following 2002 Staff letters that do not concur with excluding poison pill proposals:
American Home Products (February 27, 2002)
Allstate Corporation (February 18, 2002)
Fortune Brands, Inc. (January 25, 2002)
Kimberly-Clark Corporation (February 1, 2002)
UAL Corporation (February 1, 2002)
Weyerhaeuser Company (February 6, 2002)
>> 2) Also in Northwest Airlines Corporation (February 5, 2001) the Staff referred to the requested rule 14a-8(i)(1) exclusion as "unable to concur."
Northwest Airlines included an opinion by the same firm which Mattel now uses.
>> 2) The Northwest opinion letter has many of the same elements of the Mattel opinion letter.
>> 2) The company does not distinguish the Northwest proposal from the Mattel proposal.

2) The company 26-page opinion does not reconcile its conclusion with the 26 pill proposals won an average 57% yes-no vote in 2000.
2) General Dynamics Corporation (March 5, 2001) does not specify the reason for the Staff view other than a general reference to an opinion on specific text that is unquestionably different than the text at issue here.

2) A 26-page opinion for an individual shareholder is beyond the scope of simple and inexpensive provision that the company cites as supporting its position.
2) This opinion begins a discussion with a conclusion that no Delaware case addresses this proposal subject.
2) This opinion uses weasel words like:
"Most commentators believe ..."
"Although we are not aware ..." on the 25th page just prior to the conclusion.
"We do not believe a Delaware court would be persuaded ..." on the 25th page just prior to the conclusion.

2) The Staff view on this proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
2) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."
2) Additionally the Staff view on this proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
2) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".

2) The company does not explain why it does not address an important distinction in the General Dynamics proposal.
2) Part-Whole Fallacy:
The General Dynamics proposal had the following additional text that is not in this 2002 proposal:
"Once enacted this proposal is not to be amended, modified or repealed except by a shareholder vote as a separate ballot item."
2) The company commissioned a 26-page opinion to address a 500-word proposal.
2) On page 25 this opinion expresses some of its numerous limitations.
2) The opinion says on page 25 that although we are not aware of any decision that addresses a certain distinction we do not believe that a Delaware court would be persuaded by it.

Page 5)
>> 5) It is believed that the company did not question whether the proponent representative personally owned company stock in the course of publishing a proposal in this same topic area in the company 2000 definitive proxy.
>> 5) The company does not address a reason for this practice to not extend to Mr. Gilbert's submittal.

5) The company raises the bar higher for its own burden of proof by stating:
"Rule 14a-8 is intended to provide a simple and inexpensive way for shareholders of a particular corporation to make their views known to other shareholders of the same corporation and to enlist support for those views."
5)In other words a simple and inexpensive way for shareholders to communicate with other shareholders.
5) The company contradicts this point by hiring a 26-page opinion.
5) The company does not provide a basis for a special reason for a restriction on individual freedom of association to justify preventing Mr. Gilbert from sharing his long-standing corporate governance concerns with other shareholders.

5) Ignorance is an asset fallacy:
The company explicitly claims ignorance of Mr. Gilbert and his brother attending the company annual meetings and sharing their long-standing corporate governance concerns with other shareholders.

Page 6)
6) The company makes a statement on page 6 that goes against its pet theory and raises the bar for the company burden of proof:
The company said it is acceptable for one investor to "acquire" another stock market investor's "experience" in "addressing ... concerns with the company."
6) The company does not explain why the company "acquire" statement would make it inconsistent for two investors to mutually "acquire" each other's "experience" in "addressing ... concerns with the company."
6) The company does not explain why the company has not addressed Mr. John Gilbert's extensive experience with shareholder proposals.
6) The company does not explain why it has not provided evidence to support its unsupported claim that the poison pill topic here, which often receives majority yes-no votes, could only be one investor's agenda.
6) The company does not address a reasonable question that follows from its claim:
Where would the company theory draw the line so that it would not be outlawed for an investor to copy a well-constructed proposal and submit it to a different company.

6) The company raises the bar for itself by stating, "[Mr. Chevedden] was truly acting as a proxy for interested shareholders."
6) The company does not claim all three key issues in TRW (i ,ii, iii) apply to Mattel exactly as they were claimed to have applied in TRW.
6) The company does not claim that if TRW were decided in 2002 the results would be exactly the same.
6) The attached article gives evidence of the Gilbert Family's long-standing concerns in corporate governance.
6) The company has provided no evidence to challenge that Mr. John Gilbert has long-standing independent concerns on corporate governance.

>> 6) In dealing with a distinguished pioneer in corporate governance concern, John J. Gilbert, the company does not explain or defend whether it has chosen the low road.
6)The company has provided no evidence that it would be a company public relations *coup d'état* to exclude the proposal of a long-standing supporter of corporate governance based on a non-specific analogy to the TRW case.

>> 6) The company February 20, 2001 letter on Mr. Gilbert's proposal omits that Mr. Schlossman's corporate governance concerns were expressed in the company two-vs.-one telephone call.
>> 6) The company conveniently omits that during the 2-to-1 conversation Mr. Schlossman addressed the $50 million golden parachute for the company's recently fired CEO.
>> 6) And that the company's answer was simply we hope it does not happen again.
>> 6) The company does not claim that Mr. Schlossman lacks long-standing corporate governance convictions and concerns.

>> 6) The company does not acknowledge Mr. Schlossman's comments at a previous Mattel annual meeting which were quoted in the media.
>> 6) The company does not address whether Mr. Schlossman's withdrawal of his proposal is evidence that Mr. Schlossman speaks for his proposal.
>> 6) The company acceptance of Mr. Schlossman's letter seems to be an implicit company acceptance that Mr. Schlossman speaks for his proposal.

Page 7)
7) The company made a charge that should not be made lightly:
"Bad faith"
7) The company made a charge in one paragraph starting at the bottom of page 7 for which it lacks support in the company 47-page package:
"Bad faith"

Page 8)
>> 8) The company lets stand the following rebuttal of the false company charge of bad faith.
8) The company does not explain why it failed to disclose the names of the parties involved in the company and investor party meeting "prior to the annual meeting."
8) The company gives particular emphasis to this company meeting prior to the annual meeting.
8) The company's own words of emphasis are:
"In an additional effort [for the company] to be responsive ...."
8) The company omission of the persons involved would seem to be against the company interest in both:
(a) The company meeting its burden of proof
and
(b) The company credibility in remembering details of the meeting and the annual meeting.
8) Thus the company seems to omit a key point to establish credibility for the company volunteered good-faith claim:
"In an additional effort to be responsive ...."
8) The company raises the bar of credibility for itself by claiming it overachieves in addressing shareholder concerns.

8) The company does not disclose why it makes the potentially misleading statement that the annual meeting "took place later that year."
8) The company does not disclose why it omitted the number of days that separated the investor party meeting and the annual meeting that would be consistent with the "later that year" company text.

8) The company does not claim that company conduct and the conduct of the company Chairman at the 2001 shareholder meeting was consistent with *The American Bar Association's Handbook for the Conduct of Shareholders' Meetings*, copyright 2000.
8) Yet the company does admit that the Chairman was fully responsible:
"when the chairman finally requested ..."
8) Additionally the company had qualified corporate governance employees at the meeting available to advise the Chairman.
8) The company does not provide evidence for the company theory that a company belief on a rule 14a-8 issue should make it obvious that the investor party should conform precisely as directed by the stuffed-shirt company letter based on an unsupported belief.

>> 8) The company lets stand the above rebuttal of the false company charge of bad faith.

Page 9)

9) There is no company claim that an unspecified and immaterial different "version" of a "statistic" is a substantive issue for debate during the peak proxy season.

9) In the paragraph immediately after this immaterial issue the company raises the bar for company credibility by concluding its request with a claim of something "so pervasive" that the the outcome should be overwhelming in favor of the company.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,



John Chevedden

cc: MAT

John Gilbert

MAT

Response to Chevedden/Gilbert Proposal:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors believes that the action requested in this proposal is unnecessary and ill-advised. The Company previously had a shareholder rights plan (sometimes called a "poison pill") in place until it expired without being renewed on February 17, 2002. The Company has no present intention to adopt a new shareholder rights plan. Circumstances could arise in the future, however, where the adoption of such a plan would be an important tool for protecting the interests of the Company's stockholders. The adoption of a bylaw that would require stockholder approval to enact or maintain a rights plan would impede the ability of the Board of Directors to use such a plan for the benefit of stockholders if circumstances warrant.

Any determination that a shareholder rights plan should be adopted by the Company would be made only after careful deliberation, in light of all circumstances then prevailing and in the exercise of the Board of Director's fiduciary duties. The recommendation against the proposal is based on the Board of Director's belief that it would not be wise to limit the flexibility of the Board of Directors to act in the best interests of the Company's stockholders if circumstances arise in the future that would warrant the adoption of a shareholder rights plan.

The Company has also been informed by its outside legal counsel that such a bylaw would be a violation of Delaware law.

Approval of this stockholder proposal requires the affirmative vote of the holders of a majority of the voting power of the shares of Mattel common stock and Special Voting Preferred Stock present in person or represented by proxy and entitled to vote at the annual meeting, voting together as one class. Unless marked to the contrary, proxies received will be voted against this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated January 17, 2002

The proposal requests a bylaw to prevent Mattel from enacting or maintaining a shareholder rights plan without shareholder approval.

There appears to be some basis for your view that Mattel may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your Delaware counsel, Richards, Layton & Finger, implementation of the proposal would cause Mattel to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Mattel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Mattel relies.

Sincerely,



Jonathan Ingram
Special Counsel